                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 3)




                                  Excite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   300904 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Catherine L. Valentine, Esq.            Randall Zeller                    Timothy G. Hoxie, Esq.
          Intuit Inc.              Lacerte Software Corporation       Heller Ehrman White & McAuliffe
         P.O. Box 7850                   13155 Noel Road                      333 Bush Street
       2550 Garcia Avenue                   Suite 2200                   San Francisco, CA 94104-2878
  Mountain View, CA 94039-7850        Dallas, TX 75240-5088                    (415) 772-6000
         (650) 944-6656                   (927) 770-8600

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 5, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule; including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A

----------------------------------------

CUSIP NO.     300904 10 9
          -------------------
----------------------------------------

----------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         INTUIT INC.; 77-0034661
----------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)
    2                                                                                 (b)  x
----------------------------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS     NOT APPLICABLE
----------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                             [ ]
----------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
----------------------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
        NUMBER                1,000,000 (SUBJECT TO A VOTING AGREEMENT -
          OF                  SEE ITEMS 3 THROUGH 6)
                        ----------------------------------------------------------------------
        SHARES            8   SHARED VOTING POWER
     BENEFICIALLY             4,350,000 (VOTING POWER SHARED BECAUSE HELD BY SUBSIDIARY,
         OWNED                SUBJECT TO A VOTING AGREEMENT, FORWARD CONTRACT AND PLEDGE)
                        ----------------------------------------------------------------------
          BY              9   SOLE DISPOSITIVE POWER
         EACH                 1,000,000 (SUBJECT TO A VOTING AGREEMENT -
       REPORTING              SEE ITEMS 3 THROUGH 6)
                        ----------------------------------------------------------------------
        PERSON            10  SHARED DISPOSITIVE POWER
         WITH                 4,350,000 (VOTING POWER SHARED BECAUSE HELD BY SUBSIDIARY,
                              SUBJECT TO A VOTING AGREEMENT, FORWARD CONTRACT AND PLEDGE)
----------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,350,000
----------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

----------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%
----------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
---------\-------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------

CUSIP NO.         300904 10 9
          -------------------
----------------------------------------

----------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LACERTE SOFTWARE COMPANY; 33-0807300
----------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)
    2                                                                                 (b)  x
----------------------------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS     NOT APPLICABLE
----------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                             [ ]
----------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
----------------------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
        NUMBER                NONE
          OF
                        ----------------------------------------------------------------------
        SHARES            8   SHARED VOTING POWER
     BENEFICIALLY             4,350,000 (SHARED WITH INTUIT, SUBJECT TO A VOTING AGREEMENT,
         OWNED                FORWARD CONTRACT AND PLEDGE - SEE ITEMS 3 THROUGH 6)
                        ----------------------------------------------------------------------
          BY              9   SOLE DISPOSITIVE POWER
         EACH                 NONE
       REPORTING
                        ----------------------------------------------------------------------
        PERSON            10  SHARED DISPOSITIVE POWER
         WITH                 4,350,000 (SHARED WITH INTUIT, SUBJECT TO A
                              VOTING AGREEMENT, FORWARD CONTRACT AND PLEDGE -
                              SEE ITEMS 3 THROUGH 6)
----------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,350,000 (SHARED WITH INTUIT, SUBJECT TO A VOTING AGREEMENT, FORWARD CONTRACT AND
         PLEDGE - SEE ITEMS 3 THROUGH 6)
----------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]
----------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1%
----------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
----------------------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER

               This Amendment No. 3 relates to the Common Stock, no par value ("Common Stock"), of Excite, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Broadway, Redwood City, California 94063.

ITEM 2. IDENTITY AND BACKGROUND

               This Amendment No. 3 is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit") and its wholly-owned subsidiary Lacerte Software Company, a Delaware corporation (the "Subsidiary"). Together Intuit and the Subsidiary are referred to herein as the "Reporting Persons." Intuit develops, markets and supports financial software and Web-based products and services. The address of Intuit's principal office is 2535 Garcia Avenue, Mountain View, California 94043. The Subsidiary also develops, markets and supports financial software and related products and services. The address of the Subsidiary's principal office is 13155 Noel Road, Suite 2200, Dallas, Texas 75240-5088.

               Following are the current directors and executive officers of
Intuit:

                               BOARD OF DIRECTORS

                                              PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                        OCCUPATION                 CITIZENSHIP
-------------------------                ---------------------------     ----------------
William V. Campbell                      Chairman of the Board of        United States of
2535 Garcia Avenue                       Directors of Intuit             America
Mountain View, CA 94043

Christopher W. Brody                     Managing Director (retired),    United States of
E. M. Warburg, Pincus & Co., Inc.        E.M. Warburg, Pincus & Co.,     America
466 Lexington Avenue                     Inc.
New York, NY 10017

Scott D. Cook                            Chairman of the Executive       United States of
2535 Garcia Avenue                       Committee of the Board of       America
Mountain View, CA 94043                  Directors of Intuit

L. John Doerr                            General Partner, Kleiner        United States of
Kleiner Perkins Caufield & Byers         Perkins Caufield & Byers        America
2750 Sand Hill Road
Menlo Park, CA 94025

Donna L. Dubinsky                        Chief Executive Officer,        United States of
Handspring, Inc.                         Handspring, Inc.                America
299 California Avenue
Palo Alto, CA   94306


Michael R. Hallman                  President, The Hallman Group         United States of
The Hallman Group                                                        America
15702 NE 135th Street
Redmond, WA 98502-1756

William H. Harris, Jr.              President and Chief Executive        United States of
2535 Garcia Avenue                  Officer of Intuit; Director of       America
Mountain View, CA 94043             Intuit

Burton J. McMurtry                  General Partner, Technology          United States of
Technology Venture Investors        Venture Investors                    America
2480 Sand Hill Road, Suite 101
Menlo Park, CA 94025

                                     EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------           ---------------------------------        --------------
Scott D. Cook                       Chairman of the Executive                United States
2535 Garcia Avenue                  Committee of the Board of                of America
Mountain View, CA 94043             Directors

William V. Campbell                 Chairman of the Board of                 United States
2535 Garcia Avenue                  Directors                                of America
Mountain View, CA 94043

William H. Harris, Jr.              President, Chief Executive Officer       United States
2535 Garcia Avenue                  and Director                             of America
Mountain View, CA 94043

Mari J. Baker                       Senior Vice President, Human             United States
2535 Garcia Avenue                  Resources and Corporate                  of America
Mountain View, CA 94043             Communications

Eric C.W. Dunn                      Senior Vice President and Chief          United States
2535 Garcia Avenue                  Technology Officer                       of America
Mountain View, CA 94043

Alan A. Gleicher                    Senior Vice President, Sales             United States
2535 Garcia Avenue                                                           of America
Mountain View, CA 94043

Mark R. Goines                       Senior Vice President, Consumer         United States
2535 Garcia Avenue                   Finance Division                        of America
Mountain View, CA 94043


James J. Heeger                     Senior Vice President, Small             United States
2535 Garcia Avenue                  Business Division and                    of America
Mountain View, CA 94043             International

David A. Kinser                     Senior Vice President, Operations        United States
2535 Garcia Avenue                                                           of America
Mountain View, CA  94043

Greg J. Santora                     Senior Vice President, Finance and       United States
2535 Garcia Avenue                  Corporate Services and Chief             of America
Mountain View, CA  94043            Financial Officer

Raymond G. Stern                    Senior Vice President, Strategy          United States
2535 Garcia Avenue                  and Corporate Development                of America
Mountain View, CA  94043

Larry J. Wolfe                      Senior Vice President, Tax
2535 Garcia Avenue                  Products Division                        United States
Mountain View, CA 94043                                                      of America

Catherine L. Valentine              Vice President, General Counsel          United States
2535 Garcia Avenue                  and Corporate Secretary                  of America
Mountain View, CA 94043

Linda Fellows                       Corporate Treasurer and Director         United States
2535 Garcia Avenue                  of Investor Relations                    of America
Mountain View, CA 94043


  Following are the current directors and executive officers of the Subsidiary:

                               BOARD OF DIRECTORS

                                          PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                    OCCUPATION                       CITIZENSHIP
-------------------------           ------------------------------           --------------
L. Steven Blundell                  Vice President, Pro Series Tax           United States
6220 Greenwich Drive                Group of Intuit Inc.                     of America
San Diego, CA 92122

William H. Harris, Jr.              President & Chief Executive              United States
2535 Garcia Avenue                  Officer of Intuit; Director of           of America
Mountain View, CA 94043             Intuit


Lawrence Lacerte                    Director,                                United States
13155 Noel Road, Suite 2200         Lacerte Software Corporation             of America
Dallas, TX 75240-5088

Philip Lacerte                      Private investor                         Canada
13155 Noel Road, Suite 2200
Dallas, TX 75240-5088

William Shephard                    Vice President & General Manager,        United States
6220 Greenwich Drive                Professional Products Group of           of America
San Diego, CA 92122                 Intuit Inc.

Larry J. Wolfe                      Senior Vice President, Tax               United States
2535 Garcia Avenue                  Products Division of Intuit Inc.         of America
Mountain View, CA 94043

Randall Zeller                      President of Lacerte Software            United States
13155 Noel Road, Suite 2200         Corporation; Director of Lacerte         of America
Dallas, TX 75240-5088               Software Corporation

                            EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
-------------------------           ---------------------------------        ----------------
Randall Zeller                      President of Lacerte Software            United States
Lacerte Software Corporation        Corporation; Director of Lacerte         of America
13155 Noel Road                     Software Corporation
Suite 2200
Dallas, TX  75240-5088

Geoff Miller                        Chief Financial Officer of Lacerte       United States
Lacerte Software Corporation        Software Corporation                     of America
13155 Noel Road
Suite 2200
Dallas, TX  75240-5088

Greg J. Santora                     Vice President of Lacerte Software       United States
Intuit Inc.                         Corporation; Senior Vice                 of America
2535 Garcia Avenue                  President, Finance and Corporate
Mountain View, CA 94043             Services and Chief Financial
                                    Officer of Intuit Inc.

                                       7


Mark Portner                             Assistant Secretary and General     United States
Lacerte Software Corporation             Counsel of Lacerte Software         of America
13155 Noel Road                          Corporation
Suite 2200
Dallas, TX  75240-5088

--------------

               During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Persons, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The shares of the Issuer's Common Stock (the "Shares") reported in lines 7 and 9 of the cover page to Intuit's original Schedule 13D filing were purchased by Intuit on June 25, 1997 pursuant to a Stock Purchase Agreement dated as of June 11, 1997 between the Issuer and Intuit (the "Stock Purchase Agreement"). Intuit purchased a total of 5,800,000 Shares pursuant to the Stock Purchase Agreement. The source of funds for the initial purchase of the Shares was Intuit's working capital. None of the funds used to purchase the Shares consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Intuit sold 450,000 Shares in February 1999 (the "February Sale") and entered into a term sheet with Credit Suisse Financial Products ("CSFP") to enter into a forward sale arrangement with respect to 4,350,000 of the remaining Shares. The February Sale and the CSFP term sheet were the subject of Amendment No. 2 to this Schedule 13D.

               As of April 26, 1999 Intuit transferred 4,350,000 of the Shares to Subsidiary as a contribution to capital. In connection with the contribution, Subsidiary was assigned Intuit's rights under, and agreed to perform Intuit's obligations under, the term sheet related to the proposed forward sale with CSFP. The term sheet had previously been amended and restated (as so amended and restated, the "Term Sheet") to extend until May 5, 1999 the date for completing documentation of the forward sale.

               On May 5, 1999, Subsidiary and CSFP executed the Securities Contract contemplated by the Term Sheet. The Securities contract (the "Purchase Agreement") provides for the sale by Subsidiary of 4,350,000 Shares of Common Stock to CSFP for an aggregate purchase price of $451,437,000 ($103.78 per Share), less CSFP's fee. Subsidiary also executed a pledge agreement in favor of CSFP (the "Pledge Agreement") securing performance by Subsidiary of its obligations under the Purchase Agreement. This Amendment No. 3 is being filed to reflect the transfer of the Shares by Intuit to the Subsidiary and the execution by the Subsidiary of the Purchase Agreement and Pledge Agreement.

ITEM 4.        PURPOSE OF TRANSACTION

               Intuit purchased the Shares in June 1997 for investment purposes in connection with a strategic relationship with the Issuer to develop and provide content for a personal finance "channel" on the Internet search and retrieval services operated by the Issuer.

        (a) As of April 26, 1999, Intuit contributed 4,350,000 Shares to the Subsidiary pursuant to a Contribution Agreement (the "Contribution Agreement") dated as of April 7, 1999 by and between Intuit and the Subsidiary. Pursuant to the Contribution Agreement the Subsidiary has become a party to the Voting Agreement between Intuit and At Home Corporation in which the Subsidiary has agreed to vote the Shares in favor of the proposed merger of At Home Corporation and the Issuer. The Subsidiary has agreed to perform all of Intuit's obligations under the Term Sheet pursuant to an Assignment Agreement among Intuit, the Subsidiary and CSFP dated as of April 26, 1999.

                On May 5, 1999 Subsidiary and CSFP executed the Purchase Agreement and the Pledge Agreement. Pursuant to the Purchase Agreement, Subsidiary agreed to sell, on the terms and subject to the conditions in the Purchase Agreement, 4,350,000 Shares of Common Stock for an aggregate purchase price of $451,437,000 ($103.78 per Share), less CSFP's fee. The Purchase Agreement provides that the closing of the Sale, and payment by CSFP for the Shares, will occur upon the satisfaction of certain conditions set forth in the Purchase Agreement, including without limitation the lapse of the restrictions under the Voting Agreement.

                Except as noted above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

        (b) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        (c) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

        (d) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors.

        (e) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

        (f) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

        (g) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

        (h) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) Except as noted in paragraph (a) above or in the previous filings of Intuit with respect to the Shares, neither Reporting Person presently has any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

               Items 5(a) and (b) are addressed as of the date of this Amendment No. 3 on the following table:



                  AGGREGATE                                        SHARED                SOLE               SHARED
  REPORTING         AMOUNT          PERCENT     SOLE VOTING        VOTING            DISPOSITIVE         DISPOSITIVE
    PERSON          OWNED          OF CLASS        POWER            POWER                POWER              POWER
  ---------      ----------        --------     -----------       ---------          -----------         -----------
 Intuit          5,350,000(1)(2)     9.9%         1,000,000(3)    4,350,000(2)(4)      1,000,000(3)        4,350,000(2)(4)

 Subsidiary      4,350,000(4)        8.1%              None       4,350,000(2)(4)              0           4,350,000(2)(4)

---------------

        (1) William V. Campbell, Chairman of the Board of Intuit, is the beneficial owner of 1,676 shares of Excite Common Stock. With respect to the 1,676 shares owned by Mr. Campbell, he has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, 1,292 shares, and shared power to vote and to direct the vote of, and shared power to dispose or to direct the disposition of, 384 shares (power is shared with his spouse). L. John Doerr, a director of Intuit, is the beneficial owner of 92,809 shares of Excite Common Stock, with respect to which he shares voting and dispositive power with his spouse.

        (2) Subject (as to 4,350,000 Shares) to the Voting Agreement, the Purchase Agreement and the Pledge Agreement.

        (3)     Subject to the Voting Agreement.

        (4) These Shares are the Shares contributed to the Subsidiary; Intuit and the Subsidiary share beneficial ownership under Rule 13d-3 only by virtue of the fact that Subsidiary is a wholly-owned subsidiary of Intuit.

                                     * * * *

         Responses to Items 5(c), (d), and (e) follow:

        (c) As of April 26, 1999, Intuit contributed 4,350,000 Shares to the Subsidiary pursuant to the Contribution Agreement, as further described in Item 6. On May 5, 1999 the Subsidiary entered into the Purchase Agreement with CSFP. Neither Reporting Person has effected any other transactions in the Issuer's Common Stock since Intuit's most recent filing on Schedule 13D. To the best knowledge of the Reporting Persons, no person named in Item 2 has effected any transactions in the Issuer's Common Stock since Intuit's most recent filing on Schedule 13D.

        (d) Except as described in this Amendment No. 3, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this Amendment No. 3.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

STOCK PURCHASE AGREEMENT AND RELATED AGREEMENTS

               In connection with Intuit's initial purchase of the Shares, Intuit and the Issuer entered into the Stock Purchase Agreement, as well as a Registration Rights Agreement, a Right of First Refusal Agreement and a Nomination and Observer Agreement. These agreements imposed certain obligations on Intuit, and gave Intuit certain rights, with respect to the Shares. As a result of the proposed Merger, and the fact that Intuit no longer owns 10% or more of the Issuer's outstanding Common Stock, the obligations and rights under these agreements are no longer applicable to Intuit.

COMMON STOCK VOTING AGREEMENT

               Intuit and At Home entered into the Common Stock Voting Agreement (the "Voting Agreement") in connection with the proposed merger of At Home Corporation and the Issuer. Under the terms of the Voting Agreement, Intuit has agreed that the shares held by it (either shares owned of record or shares beneficially owned over which Intuit exercises voting power) shall be voted (i) in favor of adoption and approval of the merger agreement between At Home and the Issuer and approval of the merger and (ii) against approval of (a) any proposal made in opposition to or in competition with the consummation of the merger, (b) any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than At Home or its affiliates or (c) any liquidation or winding up of Issuer. Intuit has agreed that until the earlier of the termination of the Voting Agreement or the Record Date (as defined in the Voting Agreement), and subject to certain requirements, Intuit will not transfer any of the Subject Securities (as defined in the Voting Agreement), unless each transferee to which any of the Subject Securities, or any interest in any such Subject Securities, is or may be transferred executes a counterpart to the Voting Agreement and agrees in writing to hold such Subject Securities (or interest in any of such Subject Securities) subject to the terms and provisions of the Voting Agreement. Each of CSFP and Subsidiary have signed counterparts of the Voting Agreement.

TERM SHEET FOR FORWARD SALE

               Effective March 11, 1999, Intuit and CSFP entered into the original term sheet with CSFP, outlining the terms of the forward sale arrangements with respect to 4,350,000 shares of the Issuer's Common Stock. The Term Sheet was amended and restated to extend until May 5, 1999 the deadline for entry of definitive documentation of the forward sale and to provide that, if Intuit chose not to execute said documentation and proceed with the sale, "Breakage Costs" under the Term Sheet would include CSFP's fee. On April 26, 1999, Intuit contributed the 4,350,000 Shares to the Subsidiary, which assumed Intuit's obligations under the Term Sheet.


CONTRIBUTION AGREEMENT

               On April 7, 1999 Intuit and the Subsidiary entered into the Contribution Agreement pursuant to which Intuit has contributed to the Subsidiary 4,350,000 Shares of the Issuer's Common Stock. As a condition to Intuit's performance of the Contribution Agreement, the Subsidiary agreed to
(a) enter into the Voting Agreement described above and (b) fulfill Intuit's obligations under the Term Sheet with CSFP described above. As a party to the Voting Agreement, the Subsidiary has agreed to vote the shares contributed to it by Intuit pursuant to the Contribution Agreement and any subsequently acquired Shares in favor of the Merger.

ASSIGNMENT AGREEMENT

               Intuit, Subsidiary and CSFP are parties to an Assignment Agreement dated as of April 26, 1999 pursuant to which Subsidiary has agreed to perform Intuit's obligations under the Term Sheet.

SECURITIES PURCHASE AGREEMENT

               On May 5, 1999 Subsidiary and CSFP executed the Purchase Agreement. Subject to the terms and conditions of the Purchase Agreement, the Subsidiary will deliver 4,350,000 Shares of Common Stock to CSFP after the restrictions imposed by the Voting Agreement have terminated, and in any event on or before September 30, 1999 (the date of such settlement, the "Settlement Date"). On the Settlement Date, CSFP will pay the Subsidiary for the 4,350,000 Shares, with the purchase price equal to $451,437,000 ($103.78 per Share), less CSFP's fee.

PLEDGE AGREEMENT

               On May 5, 1999, Subsidiary executed a Pledge Agreement in favor of CSFP to secure performance by Subsidiary of its obligations under the Purchase Agreement.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               The following documents are filed as exhibits hereto:

               Exhibit A     Stock Purchase Agreement, dated as of June 11,
                             1997, between the Issuer and Intuit(1)

               Exhibit B     Nomination and Observer Agreement, dated as of June
                             25, 1997, between the Issuer and Intuit(1)

               Exhibit C     Registration Rights Agreement, dated as of June 25,
                             1997, between the Issuer and Intuit(1)

               Exhibit D     Right of First Refusal Agreement, dated as of June
                             25, 1997, between the Issuer and Intuit(1)

               Exhibit E     Amendment to Restated and Amended Investors' Rights
                             Agreement, dated as of June 25, 1997, among the Issuer, Institutional Venture Partners VI,
                             Institutional Venture Management VI, IVP Founders
                             Fund I, L.P., Kleiner Perkins Caufield & Byers VII,
                             KPCB VII Founders Fund, KPCB Information Sciences
                             Zaibatsu Fund II and Intuit(1)

               Exhibit F     Common Stock Voting Agreement, dated as of January
                             19, 1999, between Intuit and At Home Corporation(2)

               Exhibit G     Summary of Terms for Excite Forward Contract, dated
                             March 11, 1999, by and between Intuit, the Subsidiary of CSFP(3)

               Exhibit H     Amended and Restated Summary of Terms for Excite
                             Forward Contract, dated March 31, 1999, by and between Intuit, the Subsidiary and CSFP

               Exhibit I Contribution Agreement, dated as of April 7, 1999 between Intuit and the Subsidiary

               Exhibit J     Assignment Agreement, dated as of April 26, 1999
                             among Intuit, Subsidiary and CSFP.

               Exhibit K     Securities Contract, dated as of May 5, 1999
                             between Subsidiary and CSFP.

               Exhibit L     Pledge Agreement, dated as of May 5, 1999 among
                             the Subsidiary, CSFP and Credit Suisse First
                             Boston, New York Branch

        (1) Incorporated by reference to Intuit's initial Schedule 13D with respect to the Issuer, filed with the Securities and Exchange Commission on July 7, 1997.

        (2) Incorporated by reference to Intuit's Schedule 13D, Amendment No. 1 with respect to the Issuer, filed with the Securities and Exchange Commission on February 25, 1999.

        (3) Incorporated by reference to Intuit's Schedule 13D, Amendment No. 2 with respect to the Issuer, filed with the Securities and Exchange Commission on March 11, 1999.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1999


INTUIT INC.


By:  /s/ Greg J. Santora
     ---------------------------------------------
     Name:     Greg J. Santora
     Title:    Senior Vice President and Chief Financial Officer



LACERTE SOFTWARE  CORPORATION


By:  /s/ Randall Zeller
     ---------------------------------------------
     Name:    Randall Zeller
     Title:   President

                                  EXHIBIT INDEX



                                                                                    Sequentially
  Exhibit               Document Description                                        Numbered Page
  -------               --------------------                                        -------------
  Exhibit H             Amended and Restated Summary of Terms for Excite Forward
                        Contract, dated March 31, 1999, by and between Intuit
                        and CSFP

  Exhibit I Contribution Agreement, dated as of April 7, 1999 between Intuit and Lacerte Software Company

  Exhibit J             Assignment Agreement, dated as of April 26, 1999, among
                        Intuit, Subsidiary and CSFP

  Exhibit K             Securities Contract, dated as of May 5, 1999 between
                        Subsidiary and CSFP.

  Exhibit L             Pledge Agreement, dated as of May 5, 1999 among the
                        Subsidiary, CSFP and Credit Suisse First Boston


                                                                       EXHIBIT H



                         INTUIT/EXCITE FORWARD CONTRACT

 SUMMARY OF TERMS FOR EXCITE FORWARD CONTRACT

   Seller:                      Intuit Inc. (the "Company")

   Purchaser:                   Credit Suisse First Boston or an affiliate
                                ("CSFB")

   Contract:                    Forward Contract (the "Contract") with respect
                                to the common stock (the "Common Stock") of Excite, Inc. ("XCIT")

   Contract Price:              To be set as the actual gross average per share
                                sale price by CSFB in hedge execution sales made in a manner consistent with the volume and "manner of sale" restrictions of Rule 144 under the Securities Act of 1933 of a number of shares equal to the Underlying Shares (the "Rule 144
                                Sales")

   Underlying Shares:           4,350,000 shares of XCIT Common Stock

   Aggregate Forward            Equal to Contract Price times Underlying Shares
   Contract Price:

   Aggregate Purchase Price:    Aggregate Forward Contract Price, less the Fee.

   Issue Date:                  The date the Rule 144 Sales are completed

   Settlement Date:             To be set at the Company's option, no earlier
                                than the date the Company is able to deliver
                                4,350,000 freely tradeable shares of XCIT Common
                                Stock (or the appropriate number of shares received in exchange therefor), registered or not requiring registration and without voting restrictions ("Free Shares"), and no later than September 30, 1999

   Settlement:                  On the Settlement Date, (i) the Company will
                                deliver to the Purchaser 4,350,000 Free Shares, and (ii) CSFB will deliver to the Company the Aggregate Purchase Price



Note: We understand that you fully understand the potential risks and rewards of this transaction and that you have independently determined that the transaction is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. CSFB is acting solely in an arm's length capacity and not as your financial advisor or fiduciary in any transaction unless we have agreed to so act in writing. This document is not to be used or considered as an offer to sell or solicitation of an offer to buy any securities. Information and opinions contained herein have been compiled or arrived at by CSFB from sources believed to be reliable, but CSFB does not accept liability for any loss arising from the use thereof, nor makes any representation as to their accuracy or completeness. This document is not to be relied upon as such or used in substitution for the exercise of independent judgment. Unless otherwise permitted by law in the applicable jurisdiction, only authorized affiliates of CSFB will effect orders for securities from customers in such jurisdiction.

                         INTUIT/EXCITE FORWARD CONTRACT


   Collateral Arrangements:     On or prior to the Issue Date, the Company will
                                deposit 4,350,000 shares of XCIT Common Stock in a Collateral Account with the Purchaser as security in favor of the Purchaser. Upon deposit of the shares, CSFB will become a party to the Company Voting Agreement with respect to such 4,350,000 shares with such modifications as are acceptable to both parties. The Collateral
                                Agreement will include provisions for dividends and voting, including the Collateral Agent's payment to the Purchaser of any dividends and Intuit's retention of voting rights with respect to XCIT shares deposited as collateral.

                                Any other shares of XCIT common stock held by the Company will not be subject to any restrictions under the Contract.

   Events of Default:           The following will constitute Events of Default:

                                (i) failure to materially perform any covenant applicable to the Contract for 60 days after notice of breach;

                                (ii)  Certain events of collateral default,
                                      cross-default, bankruptcy, insolvency or reorganization with respect to the Company;

                                (iii) CSFB becoming unable at any time prior to
                                      the Settlement Date to borrow 4,350,000
                                      Free Shares; or

                                (iv) Failure to deliver 4,350,000 Free Shares on the Settlement Date

                                Upon the occurrence of an Event of Default, the holder of the Contract may terminate the Contract. Upon such event, the Company will be required to deliver 4,350,000 Free Shares, and CSFB will deliver the Aggregate Purchase Price. To the extent the XCIT Common Shares held in the collateral account are not then Free Shares, the Company will deliver such shares and will reimburse CSFB for its costs and expenses related to its inability to use such XCIT Common Shares as Free Shares.


Note: We understand that you fully understand the potential risks and rewards of this transaction and that you have independently determined that the transaction is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. CSFB is acting solely in an arm's length capacity and not as your financial advisor or fiduciary in any transaction unless we have agreed to so act in writing. This document is not to be used or considered as an offer to sell or solicitation of an offer to buy any securities. Information and opinions contained herein have been compiled or arrived at by CSFB from sources believed to be reliable, but CSFB does not accept liability for any loss arising from the use thereof, nor makes any representation as to their accuracy or completeness. This document is not to be relied upon as such or used in substitution for the exercise of independent judgment. Unless otherwise permitted by law in the applicable jurisdiction, only authorized affiliates of CSFB will effect orders for securities from customers in such jurisdiction.

                         INTUIT/EXCITE FORWARD CONTRACT


    Nature of Contract:         The Contract will be a secured forward contract
                                of the Company.

    Conditions Precedent:       Consummation of the Contract is subject to the
                                Company's agreement and compliance with the above terms and conditions, the availability for borrow of 4,350,000 Free Shares, legal opinions customary for secured transactions and no material decrease in the float or daily trading volume of the Common Stock.

    Breakage Costs:             If hedging is commenced based on this termsheet
                                and if the Company declines to execute final documentation consistent with this termsheet
                                (the "Final Documentation") by May 5, 1999, then the Purchaser shall have the right to unwind its hedging activities and to require the Company to pay all market related costs and expenses related thereto. In such circumstances the Company will also pay, in addition to all market related costs and expenses thereto, the Fee referred to in the last paragraph hereof, based on an Aggregate Forward Contract Price of
                                $460,650,000.

    Final Documentation:        The terms hereof shall be operative until the
                                Final Documentation is executed, at which time such Final Documentation will supersede this Termsheet.

    Fee:                        2.00% of the Aggregate Forward Contract Price


Understood and Agreed to,

This 31st day of March, 1999,

By:

INTUIT INC.


/s/ Linda Fellows
----------------------------------------------


        Note: We understand that you fully understand the potential risks and rewards of this transaction and that you have independently determined that the transaction is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. CSFB is acting solely in an arm's length capacity and not as your financial advisor or fiduciary in any transaction unless we have agreed to so act in writing. This document is not to be used or considered as an offer to sell or solicitation of an offer to buy any securities. Information and opinions contained herein have been compiled or arrived at by CSFB from sources believed to be reliable, but CSFB does not accept liability for any loss arising from the use thereof, nor makes any representation as to their accuracy or completeness. This document is not to be relied upon as such or used in substitution for the exercise of independent judgment. Unless otherwise permitted by law in the applicable jurisdiction, only authorized affiliates of CSFB will effect orders for securities from customers in such jurisdiction.

Name:
Title:


And By:

CREDIT SUISSE FINANCIAL PRODUCTS



----------------------------------------------
Name:
Title:




        Note: We understand that you fully understand the potential risks and rewards of this transaction and that you have independently determined that the transaction is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. CSFB is acting solely in an arm's length capacity and not as your financial advisor or fiduciary in any transaction unless we have agreed to so act in writing. This document is not to be used or considered as an offer to sell or solicitation of an offer to buy any securities. Information and opinions contained herein have been compiled or arrived at by CSFB from sources believed to be reliable, but CSFB does not accept liability for any loss arising from the use thereof, nor makes any representation as to their accuracy or completeness. This document is not to be relied upon as such or used in substitution for the exercise of independent judgment. Unless otherwise permitted by law in the applicable jurisdiction, only authorized affiliates of CSFB will effect orders for securities from customers in such jurisdiction.

                                                                       EXHIBIT I



                             CONTRIBUTION AGREEMENT

                                     BETWEEN

                                   INTUIT INC.

                                       AND

                          LACERTE SOFTWARE CORPORATION

        This CONTRIBUTION AGREEMENT ("Agreement") is made effective as of April 7, 1999, (the "Agreement Date") by and between INTUIT INC., a Delaware corporation ("PARENT"), and LACERTE SOFTWARE CORPORATION, a Delaware corporation and a wholly-owned subsidiary of PARENT ("SUB").

                                    RECITALS

        WHEREAS, SUB is a wholly owned subsidiary of Parent; and

        WHEREAS, PARENT desires to contribute certain assets to SUB and SUB has agreed to accept those assets and assume certain obligations of PARENT relating to such assets, on the terms and subject to the conditions set forth in this
Agreement:

                                    AGREEMENT

        NOW, THEREFORE, in consideration of the mutual promises, covenants and obligations contained herein, the parties agree as follows:

1.      CONTRIBUTION OF ASSETS

        1.1. Capital Contribution. At the Closing (as defined in Section 0), PARENT shall make a capital contribution to SUB of 4,350,000 shares of common stock of Excite, Inc., a Delaware corporation (the "Excite Shares"). SUB shall accept and receive from PARENT, all rights, title, and interest in the Excite Shares.

        1.2. Closing. The Closing of the transaction contemplated hereby (the "Closing") shall take place at such time and place as the parties hereto shall mutually determine, which shall be no later than the fifth business day after satisfaction or waiver of the conditions set forth in Section 5.

        1.3. No Stock Issuance. Since PARENT owns all of the issued and outstanding capital stock of SUB, and SUB has no outstanding options, warrants or rights to purchase its capital shares, no new shares will be issued by SUB in consideration for the Excite Shares.

2.      REPRESENTATIONS AND WARRANTIES OF SUB

SUB hereby represents and warrants to PARENT as follows:

        2.1. SUB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        2.2. SUB has full corporate power and authority to enter into this Agreement, and to carry out the transactions contemplated hereby. The Board of Directors of SUB has taken all action required to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by SUB, and constitute valid and binding obligations of SUB enforceable against it in accordance with their terms.

        2.3. The execution, delivery and performance by SUB of this Agreement does not and will not (i) violate or breach the certificate of incorporation or bylaws of SUB, (ii) violate or conflict with any applicable law, (iii) violate, breach, cause a default under or otherwise give rise to a right of termination, cancellation or acceleration with respect to (presently, with the giving of notice or the passage of time) any material agreement, contract or instrument to which SUB is a party or by which any of its assets is bound, or (iv) result in the creation or imposition of any lien, pledge, mortgage, claim, charge or encumbrance upon any assets of SUB.

        2.4. No consent, authorization, license, permit, registration or approval of, or exemption or other action by, any governmental authority or other person is required in connection with SUB's execution and delivery of this Agreement or with the performance by SUB of its obligations hereunder or thereunder, except in each case for any consent, authorization, license, permit, registration or approval as have been obtained and remain in full force and effect.

        2.5. The authorized capital stock of SUB consists of 100 shares of Common Stock, 100 of which are issued and outstanding. All of such outstanding shares are duly and validly authorized and issued, fully paid and nonassessable and are owned of record by PARENT. SUB does not have outstanding any rights (preemptive or other) or options to subscribe for or purchase, or any warrants or other agreements providing for or requiring the issuance by SUB of, any of its capital stock or securities convertible into or exchangeable for its capital stock.

        2.6. Immediately after the execution of this Agreement and completion of the transaction contemplated hereby, SUB will remain a wholly-owned subsidiary of PARENT.

3.      REPRESENTATIONS AND WARRANTIES OF PARENT

PARENT hereby represents and warrants to SUB as follows:

        3.1. PARENT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        3.2. PARENT has full corporate power and authority to enter into this Agreement, and to carry out the transactions contemplated hereby. The Board of Directors of PARENT has taken all action required to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by PARENT, and constitute valid and binding obligations of PARENT enforceable against it in accordance with its terms.

        3.3. The execution, delivery and performance by PARENT of this Agreement does not and will not (i) violate or breach the certificate of incorporation or bylaws of PARENT, (ii) violate or conflict with any applicable law, (iii) violate, breach, cause a default under or otherwise give rise to a right of termination, cancellation or acceleration with respect to (presently, with the giving of notice or the passage of time) any material agreement, contract or instrument to which PARENT is a party or by which any of its assets is bound, or
(iv) result in the creation or imposition of any lien, pledge, mortgage, claim, charge or encumbrance upon any assets of PARENT.

        3.4. No consent, authorization, license, permit, registration or approval of, or exemption or other action by, any governmental authority or other person is required in connection with PARENT's execution and delivery of this Agreement or with the performance by PARENT of its obligations hereunder or thereunder, except in each case for any consent, authorization, license, permit, registration or approval as have been obtained and remain in full force and effect.

4.      COVENANTS OF SUB

        4.1. Company Voting Agreement. Concurrently with the execution of this Agreement, SUB shall execute and become a party to the Company Voting Agreement dated as of January 19, 1999 between At Home Corporation and PARENT.

        4.2. Term Sheet; Pledge Agreement. SUB acknowledges that the Excite Shares are the subject of a Term Sheet (the "Term Sheet") between PARENT and Credit Suisse Financial Products ("CSFP"). SUB agrees that it hereby assumes and will perform all obligations of PARENT pursuant to the Term Sheet and will take no action with respect to the Excite Shares not in compliance with the Term Sheet. SUB further agrees that it will, as of the Closing, execute the Pledge Agreement by and among PARENT, CSFP and Credit Suisse First Boston, New York Branch contemplated as part of the transaction described in the Term Sheet.

        4.3. Regulatory Filings. SUB shall promptly cooperate with PARENT in undertaking all required regulatory disclosures and filings, including without limitation, making appropriate filings pursuant to Section 13(d) of the Securities Act.

        4.4 Further Assurances. SUB shall cooperate with PARENT in taking any further action necessary to effectuate this Agreement, whether before or after the Closing.

5.      CONDITIONS TO THE OBLIGATION OF PARENT

        The obligations of PARENT to effect the contribution of the Excite Stock shall be subject to the fulfillment by SUB of the following conditions:

        5.1 Representations Correct. The representations and warranties of SUB are true and correct in all respects as of the Closing Date.

        5.2 Covenants Performed. The covenants of SUB required to be performed on or before the Closing have been performed.

        5.3 Board Approval. The Board of Directors of PARENT shall have approved of the transactions contemplated by this Agreement.

        5.4 No Material Adverse Change. There shall have been no material adverse change in the business, financial condition or prospects of SUB since the date of SUB's most recent financial statements furnished to PARENT prior to the date of this Agreement.

6.      GENERAL

        6.1. Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior statements, representations, discussions, negotiations and agreements, both oral and written.

        6.2. Force Majeure. No default, delay or failure to perform on the part of either party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be caused by any event constituting force majeure, or causes beyond the reasonable control of the defaulting party, including without limitation war, embargo, severe weather, fire, or earthquake, provided that the party so relieved of its obligations shall take steps to prevent, correct or amend such act or event which renders such obligations impossible.

        6.3. Further Assurances. The parties agree to do all such things and to execute such further documents as may reasonably be required to give full effect to this Agreement.

        6.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

        6.5. Post-Transfer Covenant. The parties agree that in case at any time after the Agreement Date any further action is necessary to carry out the purposes of this Agreement, PARENT and SUB shall take further action including the execution and delivery of instruments and documents as either PARENT or SUB may request.

        6.6. Headings. The descriptive headings contained herein are for convenience only and shall not control or affect the meaning, interpretation or construction of any provision of this Agreement.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized representatives.

INTUIT INC., a Delaware corporation         LACERTE SOFTWARE CORPORATION,
                                            a Delaware Corporation


By: /s/ Greg J. Santora                     By: /s/ Randall Zeller
    ------------------------------              ------------------------------
    Greg J. Santora,                            Randall Zeller
    Senior Vice President and                   President
    Chief Financial Officer

                                                                       EXHIBIT J

                              ASSIGNMENT AGREEMENT

                                      AMONG

                                  INTUIT INC.,

                          LACERTE SOFTWARE CORPORATION,

                        CREDIT SUISSE FINANCIAL PRODUCTS

                                       AND

                          CSFP CAPITAL, INC., AS AGENT


        This ASSIGNMENT AGREEMENT ("Agreement") is made effective as of April 26, 1999, (the "Agreement Date") by and among INTUIT INC., a Delaware corporation ("PARENT"), LACERTE SOFTWARE CORPORATION, a Delaware corporation and a wholly-owned subsidiary of PARENT ("SUB"), Credit Suisse Financial Products ("CSFP") and CSFP Capital, Inc. ("Agent"), as agent.

                                    RECITALS

        WHEREAS, SUB is a wholly owned subsidiary of Parent;

        WHEREAS, PARENT owns 4,350,000 shares (the "Owned Shares") of common stock (the "Common Stock") of Excite, Inc., a Delaware corporation, which are being contributed to SUB on the date hereof pursuant to the Contribution Agreement (the "Contribution Agreement") dated as of April 7, 1999 between PARENT and SUB;

        WHEREAS, PARENT and CSFP have executed the Summary Terms for Excite Forward Contract, dated as of March 11, 1999, (as amended and restated by the Summary Terms for Excite Forward Contract, executed by PARENT and CSFP and dated as of March 31, 1999, the "Term Sheet") pursuant to which PARENT and CSFP have agreed, subject to definitive documentation, to the terms of a proposed transaction pursuant to which Parent would sell and CSFP would purchase 4,350,000 shares of Common Stock, subject to the terms and conditions of the Term Sheet and such definitive documentation;

        WHEREAS, pursuant to the paragraph of the Term Sheet entitled "Collateral Arrangements", PARENT has pledged (the "Pledge") to CSFP the Owned Shares to secure its obligations pursuant to the Term Sheet;

        WHEREAS, SUB has covenanted pursuant to Section 4.2 of the Contribution Agreement to assume and perform the obligations of PARENT pursuant to the Term Sheet; and


                                       -1

        WHEREAS, PARENT wishes to assign to SUB and SUB wishes to receive and assume all of PARENT'S rights and obligations under the Term Sheet;


                                    AGREEMENT

        NOW, THEREFORE, in consideration of the mutual promises, covenants and obligations contained herein, the parties agree as follows:

1.      ASSIGNMENT OF TERM SHEET

        1.1. Assignment. PARENT hereby assigns and delegates to SUB all of PARENT'S rights and obligations under the Term Sheet, and SUB hereby accepts and assumes the assignment and delegation of such rights and agrees to be bound by such obligations. As a result of this transfer and assignment, SUB shall assume all of the rights and obligations of PARENT under the Term Sheet.

2.      REPRESENTATIONS AND WARRANTIES OF SUB

SUB hereby represents and warrants to PARENT and CSFP as follows:

        2.1. SUB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        2.2. SUB has full corporate power and authority to enter into this Agreement, and to carry out the transactions contemplated hereby. The Board of Directors of SUB has taken all action required to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by SUB, and constitutes the valid and binding obligation of SUB enforceable against it in accordance with its terms.

        2.3. SUB has full corporate power and authority to enter into a Pledge Agreement (the "Pledge Agreement") among SUB, CSFP and Credit Suisse First Boston, New York Branch, as collateral agent (the "Collateral Agent"), and a Securities Contract (the "Securities Contract") among SUB, CSFP and Agent, which will constitute definitive documentation of the transaction contemplated by the Term Sheet, in the form attached hereto as Annex A and Annex B, respectively.


                                      -2

        2.4. The execution, delivery and performance by SUB of this Agreement does not and will not, the execution, delivery and performance by SUB of the Pledge Agreement would not, and the execution, delivery and performance by SUB of the Securities Contract would not (i) violate or breach the certificate of incorporation or bylaws of SUB, (ii) violate or conflict with any applicable law, (iii) violate, breach, cause a default under or otherwise give rise to a right of termination, cancellation or acceleration with respect to (presently, with the giving of notice or the passage of time) any material agreement, contract or instrument to which SUB is a party or by which any of its assets is bound, or (iv) result in the creation or imposition of any lien, pledge, mortgage, claim, charge or encumbrance upon any assets of SUB, except as contemplated by the Term Sheet and the Pledge Agreement.

        2.5. No consent, authorization, license, permit, registration or approval of, or exemption or other action by, any governmental authority or other person is required in connection with SUB's execution and delivery of this Agreement or with the performance by SUB of its obligations hereunder or thereunder, except in each case for any consent, authorization, license, permit, registration or approval as have been obtained and remain in full force and effect.

3.      REPRESENTATIONS AND WARRANTIES OF PARENT

PARENT hereby represents and warrants to SUB and CSFP as follows:

        3.1. PARENT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        3.2. PARENT has full corporate power and authority to enter into this Agreement, and to carry out the transactions contemplated hereby. The Board of Directors of PARENT has taken all action required to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by PARENT, and constitute valid and binding obligations of PARENT enforceable against it in accordance with its terms.

        3.3. The execution, delivery and performance by PARENT of this Agreement does not and will not (i) violate or breach the certificate of incorporation or bylaws of PARENT, (ii) violate or conflict with any applicable law, (iii) violate, breach, cause a default under or otherwise give rise to a right of termination, cancellation or acceleration with respect to (presently, with the giving of notice or the passage of time) any material agreement, contract or instrument to which PARENT is a party or by which any of its assets is bound, or
(iv) result in the creation or imposition of any lien, pledge, mortgage, claim, charge or encumbrance upon any assets of PARENT, except as contemplated by the Term Sheet and the Pledge Agreement.

        3.4. No consent, authorization, license, permit, registration or approval of, or exemption or other action by, any governmental authority or other person is required in

                                      -3
connection with PARENT's execution and delivery of this Agreement or with the performance by PARENT of its obligations hereunder or thereunder, except in each case for any consent, authorization, license, permit, registration or approval as have been obtained and remain in full force and effect (including without limitation the consent and approval of CSFP granted pursuant to Article 7).

4.      COVENANTS OF SUB

        4.1. Regulatory Filings. SUB shall promptly cooperate with PARENT in undertaking all required regulatory disclosures and filings, including without limitation, making appropriate filings pursuant to Section 13(d) of the Securities Act.

5.      CONSENT OF CSFP

        CSFP hereby consents to the assignment and delegation contemplated hereby; provided that such consent shall be subject to the fulfillment of the following conditions:

        5.1 Representations Correct. The representations and warranties of SUB and PARENT are true and correct in all respects as of the Closing.

        5.2 Covenants Performed. The covenants of SUB and PARENT required to be performed on or before the Closing have been performed.

        5.3 Board Approval. The Board of Directors of SUB and PARENT shall have approved the transactions contemplated by this Agreement.


6.      GENERAL

        6.1. Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior statements, representations, discussions, negotiations and agreements, both oral and written.

        6.2. Further Assurances. The parties agree to do all such things and to execute such further documents as may reasonably be required to give full effect to this Agreement.

        6.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.


                                      -4

        6.4. Headings. The descriptive headings contained herein are for convenience only and shall not control or affect the meaning, interpretation or construction of any provision of this Agreement.

        6.5 Matters Related to Agent. Agent shall act as "agent" for the parties hereto within the meaning of Rule 15a-6 under the Securities Exchange Act of 1934.



                                      -5

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized representatives.

INTUIT INC., a Delaware corporation         LACERTE SOFTWARE CORPORATION,
                                            a Delaware Corporation


By: /s/ Greg J. Santora                     By: /s/ Randall Zeller
    ------------------------------              ------------------------------
                                                Randall Zeller, President


Agreed and Accepted:

CREDIT SUISSE FINANCIAL PRODUCTS




By: /s/ Edmond Curtin                       By: /s/ Therese Cochrane
    ------------------------------              ------------------------------
    Edmond Curtin                               Therese Cochrane
    Director-Legal and                          Director-Legal and
    Compliance Department                       Compliance Department

CSFP CAPITAL, INC.,
   as Agent



By: /s/ Manuel J. Alvarez
    ------------------------------
    Manuel J. Alvarez
    Director

                                      -6

                                                                       EXHIBIT K


                               SECURITIES CONTRACT


                                   dated as of


                                  May 5, 1999



                                      among




                          LACERTE SOFTWARE CORPORATION,



                        CREDIT SUISSE FINANCIAL PRODUCTS


                                       and


                          CSFP CAPITAL, INC., as Agent

                                TABLE OF CONTENTS


                                                                            PAGE

                              ARTICLE 1 DEFINITIONS


SECTION 1.01.  Definitions.....................................................1

                           ARTICLE 2 SALE AND PURCHASE


SECTION 2.01.  Sale and Purchase...............................................5
SECTION 2.02.  Purchase Price..................................................5
SECTION 2.03.  Payment for and Delivery of Contract Shares.....................5

                    ARTICLE 3 REPRESENTATIONS AND WARRANTIES


SECTION 3.01.  Representations and Warranties of Seller........................6
SECTION 3.02.  Representations and Warranties of Buyer.........................8

                       ARTICLE 4 CONDITIONS TO OBLIGATIONS


SECTION 4.01.  Conditions to Buyer's Obligations..............................10
SECTION 4.02.  Conditions to Seller's Obligations.............................10

                               ARTICLE 5 COVENANTS


SECTION 5.01.  Taxes..........................................................11
SECTION 5.02.  Notices........................................................11
SECTION 5.03.  Further Assurances.............................................11
SECTION 5.04.  Actions That Could Cause Seller to Become an Affiliate.........12
SECTION 5.05.  Securities Contract............................................12
SECTION 5.06.  Sales of Common Stock..........................................12
SECTION 5.07.  Dividend Payments..............................................12

                              ARTICLE 6 ADJUSTMENTS


SECTION 6.01.  Dilution Adjustments...........................................13

SECTION 6.02.  Reorganization Events..........................................14
SECTION 6.03.  Provisions Relating to Reorganization Events and Spin-Offs.....15

                             ARTICLE 7 ACCELERATION


SECTION 7.01.  Acceleration...................................................15

                             ARTICLE 8 MISCELLANEOUS


SECTION 8.01.  Notices........................................................18
SECTION 8.02.  Governing Law; Submission to Jurisdiction; Severability;
               Waiver of Jury Trial...........................................18
SECTION 8.03.  Confidentiality................................................18
SECTION 8.04.  Entire Agreement...............................................19
SECTION 8.05.  Amendments, Waivers............................................19
SECTION 8.06.  No Third Party Rights, Successors and Assigns..................19
SECTION 8.07.  Calculation Agent..............................................19
SECTION 8.08.  Matters Related to CSFP Capital, Inc., as Agent................19
SECTION 8.09.  Counterparts...................................................20

                               SECURITIES CONTRACT


        THIS AGREEMENT is made as of this 5th day of May, 1999 among LACERTE SOFTWARE CORPORATION, a Delaware corporation ("SELLER"), CSFP CAPITAL, INC., as agent (the "AGENT") hereunder, and CREDIT SUISSE FINANCIAL PRODUCTS ("BUYER").

        WHEREAS, Seller owns shares of common stock (the "COMMON STOCK") of Excite, Inc., a Delaware corporation (the "ISSUER"), or security entitlements in respect thereof;

        WHEREAS, Seller has agreed, pursuant to the Pledge Agreement (as defined herein), to grant Buyer a security interest in certain shares of Common Stock to secure the obligations of Seller hereunder;

        WHEREAS, Seller and Buyer are willing to sell and purchase such shares of Common Stock, or security entitlements in respect thereof, at the time and on the terms set forth herein;

        NOW, THEREFORE, in consideration of their mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:



                                    ARTICLE 1

                                   DEFINITIONS

        SECTION 1.1. Definitions. As used herein, the following words and phrases shall have the following meanings:

        "ACCELERATION EVENT" has the meaning provided in Section 7.01.

        "AT HOME" means At Home Corporation, a Delaware corporation.

        "BANKRUPTCY CODE" has the meaning provided in Section 5.05.

        "BASE AMOUNT" has the meaning provided in Section 2.01.

        "BUSINESS DAY" means any day on which commercial banks are open for business in New York City.

        "CALCULATION AGENT" means Credit Suisse Financial Products.

        "CLOSING PRICE" of any security on any date of determination means the closing sale price (or, if no closing sale price is reported, the last reported sale price) of such security on the Exchange on such date or, if such security is not listed on a national securities exchange or quoted on a national automated quotation system, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by the Calculation Agent in a commercially reasonable manner.

        "COLLATERAL AGENT" has the meaning provided in the Pledge Agreement.

        "COMPANY VOTING AGREEMENT" means the Company Voting Agreement dated as of January 19, 1999 between At Home Corporation and Seller.

        "CONTRACT SHARES" has the meaning provided in Section 2.03(b).

        "EXCHANGE" means, at any time, the principal national securities exchange or automated quotation system, if any, on which the Common Stock is listed or quoted at such time.

        "EXCHANGE BUSINESS DAY" means any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Exchange, other than a day on which trading on the Exchange is scheduled to close prior to its regular weekday closing time.

        "EXCHANGE RATE" has the meaning provided in Section 2.03(c).

        "FREE STOCK" means Common Stock (or security entitlements in respect thereof) that is not subject to any Transfer Restrictions in the hands of Seller immediately prior to delivery to Buyer hereunder and would not upon delivery to Buyer be subject to any Transfer Restrictions in the hands of Buyer.

        "LIEN" means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

        "MARKET DISRUPTION EVENT" means the occurrence or the existence on any Exchange Business Day during the one-half hour period ending at the close of trading on the relevant exchange of any suspension of or limitation in trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in listed options on the Common Stock, if any, if, in the determination of the Calculation Agent, such suspension or limitation is material.

        "MARKET VALUE" means, as of any date with respect to any share of Common Stock, the Closing Price per share of Common Stock for the Exchange Business Day prior to such date.

        "MARKETABLE SECURITIES" means shares of common stock of a Publicly-Traded Entity that are not subject to any Transfer Restrictions.

        "MATURITY DATE" means, unless the Maturity Date shall have occurred under Section 6.02 or Section 7.01 of this Agreement, the earlier of: (i) September 30, 1999 or (ii) a Business Day selected by Seller upon three Business Days' written notice to Buyer and the Calculation Agent. Seller hereby agrees to select a Maturity Date to occur not later than immediately following the effectiveness of the proposed Merger (the "MERGER") of Countdown Acquisition Corp. ("MERGER SUB") a wholly-owned subsidiary of At Home, with and into the Issuer pursuant to the Agreement and Plan of Reorganization dated as of January 19, 1999 among At Home, Merger Sub and the Issuer. If Seller does not select a Maturity Date to occur prior to the effectiveness of the Merger, the Maturity Date shall occur immediately following the effectiveness of the Merger.

        "NEW COMMON STOCK" has the meaning provided in Section 6.01(c).

        "ORIGINAL COMMON STOCK" has the meaning provided in Section 6.01(c).

        "PERSON" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "PLEDGE AGREEMENT" means the Pledge Agreement among Seller, Buyer and the Collateral Agent, as amended from time to time.

        "PUBLICLY-TRADED ENTITY" means a surviving or continuing corporation of the Issuer (or any successor) following a Reorganization Event, or a corporation the capital stock of which is distributed in a Spin-Off, the common stock of which is traded on any national securities exchange or automatic interdealer quotation system in the United States; provided that, in the case of a Reorganization Event, the product of (i) the Closing Price of such surviving or continuing corporation's common stock on the Exchange Business Day immediately succeeding such Reorganization Event multiplied by (ii) the number of shares of such surviving or continuing corporation's common stock held by non-affiliates of such corporation shall not be less than the product of (A) the Closing Price of the Common Stock on the Exchange Business Day immediately preceding such Reorganization Event and
(B) the number of shares of Common Stock held by non-affiliates of the Issuer.

        "POTENTIAL ADJUSTMENT EVENT" has the meaning provided in Section 6.01.

        "PURCHASE PRICE" has the meaning provided in Section 2.02.

        "REORGANIZATION EVENT" has the meaning provided in Section 6.02.

        "RESTRICTION TERMINATION DATE" means June 25, 1999.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SPIN-OFF" has the meaning provided in Section 6.01.

        "TRADING DAY" is defined as any Exchange Business Day on which there is not a Market Disruption Event.

        "TRANSFER RESTRICTION" means, with respect to any share of Common Stock (or security entitlements in respect thereof) or other item of collateral pledged under the Pledge Agreement, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock (or security entitlements in respect thereof) or other item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of Collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such share of Common Stock (or security entitlements in respect thereof) or other item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock (or security entitlements in respect thereof) or other item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "TRANSFER RESTRICTION".


                                    ARTICLE 2

                                SALE AND PURCHASE

        SECTION 2.1. Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase and acquire from Seller, the number of shares of Common Stock (or security entitlements in respect thereof) equal to the product of 4,350,000 (the "BASE AMOUNT") and the Exchange Rate.

        SECTION 2.2. Purchase Price. The purchase price (the "PURCHASE PRICE") shall be equal to $451,437,000.

        SECTION 2.3. Payment for and Delivery of Contract Shares. (a) Upon the terms and subject to the conditions of this Agreement, Buyer shall deliver to Seller the Purchase Price on the Maturity Date at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, or at such other place as shall be agreed upon by Buyer and Seller, paid by certified or official bank check or checks duly endorsed to, or payable to the order of, Seller, or in immediately available funds by wire transfer to an account designated by Seller.

       (b) On the Maturity Date, Seller agrees to deliver to Buyer a number of shares of Free Stock (the "CONTRACT SHARES") equal to the product of (A) the Base Amount and (B) the Exchange Rate, rounded down to the nearest whole number, and cash in an amount equal to the Market Value as of the Maturity Date of any fractional share not delivered as a result of such rounding. If (x) by 10:00 A.M., New York City time on the Maturity Date, Seller has not otherwise effected such delivery of Common Stock (or security entitlements in respect thereof) and
(y) the Common Stock and security entitlements in respect thereof then held by the Collateral Agent as collateral under the Pledge Agreement is Free Stock, then the delivery provided by this Section 2.03(b) shall be effected by delivery by the Collateral Agent to Buyer of a number of shares of Free Stock then held by the Collateral Agent as collateral under the Pledge Agreement equal to the number thereof required to be delivered by Seller to Buyer pursuant to this Section 2.03(b).

       (c) The "EXCHANGE RATE" shall be one (1).



                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

        SECTION 3.1. Representations and Warranties of Seller. Seller represents and warrants to Buyer that:

              (a) Seller is a corporation duly organized and existing in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted.

              (b) The execution and delivery of this Agreement and the Pledge Agreement and the performance by Seller of its obligations hereunder and thereunder do not violate or conflict with any law applicable to it, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

              (c) All government and other consents that are required to have been obtained by it with respect to this Agreement or the Pledge Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

              (d) It has the requisite corporate power and authority to enter into and perform this Agreement and the Pledge Agreement and to deliver the Contract Shares in accordance with the terms hereof. The execution and delivery of this Agreement and the Pledge Agreement by Seller and the consummation by Seller of the transactions contemplated hereby and thereby (including the delivery by Seller of the Contract Shares) have been duly authorized by all necessary corporate action. This Agreement and the Pledge Agreement have been duly executed and delivered by Seller. Its obligations under this Agreement and the Pledge Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

              (e) No Acceleration Event or event that, with the giving of notice or the lapse of time or both, would constitute an Acceleration Event has occurred and is continuing and no such event would occur as a result of its entering into or performing its obligations under this Agreement or the Pledge Agreement.

              (f) There is not pending or, to its knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or the Pledge Agreement or its ability to perform its obligations under this Agreement or the Pledge Agreement.

              (g) It is acting for its own account, and has made its own independent decision to enter into this Agreement and the Pledge Agreement and as to whether this Agreement and the Pledge Agreement are appropriate or proper for it based upon its own judgment and upon advice of such advisors as it deems necessary. It acknowledges and agrees that it is not relying, and has not relied, upon any communication (written or oral) of Buyer or any affiliate, employee or agent of Buyer with respect to the legal, accounting, tax or other implications of this Agreement and the Pledge Agreement and that it has conducted its own analyses of the legal, accounting, tax and other implications hereof and thereof; it being understood that information and explanations related to the terms and conditions of this Agreement or the Pledge Agreement shall not be considered investment advice or a recommendation to enter into this Agreement or the Pledge Agreement. It is entering into this Agreement and the Pledge Agreement with a full understanding of all of the terms and risks hereof and thereof (economic and otherwise) and is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks. It is also capable of assuming (financially and otherwise), and assumes, those risks. It acknowledges that neither Buyer nor any affiliate, employee or agent of Buyer is acting as a fiduciary for or an advisor to it in respect of this Agreement or the Pledge Agreement.

              (h) It is not an "affiliate", within the meaning of Rule 144 under the Securities Act, of the Issuer. From the date three months prior to the date hereof until the Restriction Termination Date, Seller has not, without the written consent of Buyer, sold any shares of Common Stock (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Common Stock (or security entitlements in respect thereof), except for sales of 450,000 shares of Common Stock through an affiliate of Buyer acting as broker and any other sales that Seller has disclosed in writing to Buyer. Seller does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

              (i) Delivery of shares of Common Stock (or security entitlements in respect thereof) by it pursuant to this Agreement will pass to Buyer title to such shares (or security entitlements) free and clear of any Liens or Transfer Restrictions, except for those created pursuant to the Pledge Agreement.

        SECTION 3.2. Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:

              (a) Buyer is a corporation duly organized and existing in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted.

              (b) The execution and delivery of this Agreement and the Pledge Agreement and the performance by Buyer of its obligations hereunder and thereunder do not violate or conflict with any law applicable to it, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

              (c) All government and other consents that are required to have been obtained by it with respect to this Agreement or the Pledge Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

              (d) It has the requisite corporate power and authority to enter into and perform this Agreement and the Pledge Agreement. The execution and delivery of this Agreement and the Pledge Agreement by

        Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. This Agreement and the Pledge Agreement have been duly executed and delivered by Buyer. Its obligations under this Agreement and the Pledge Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

              (e) There is not pending or, to its knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or the Pledge Agreement or its ability to perform its obligations under this Agreement or the Pledge Agreement.

              (f) Buyer will conduct its activities in connection with the transactions contemplated hereby in a manner that Buyer reasonably believes complies with applicable law. If Buyer or any of its affiliates have sold or will sell shares of Common Stock in connection with hedging the transactions contemplated hereby in the ordinary course of its business, such sales have been and will be conducted in a manner consistent with the requirements of paragraphs (e) and (f) of Rule 144 under the Securities Act.

              (g) Buyer is an "ACCREDITED INVESTOR" as that term is defined in Rule 501(a)(3) of Regulation D under the Securities Act. Buyer is not relying on any representation or warranty of Seller in connection with the transactions contemplated hereby except for the representations and warranties expressly set forth in Section 6 hereof.



                                    ARTICLE 4

                            CONDITIONS TO OBLIGATIONS

        SECTION 4.1. Conditions to Buyer's Obligations. The obligation of Buyer to deliver the Purchase Price on the Maturity Date is subject to the satisfaction of the following conditions:

              (a) The representations and warranties of Seller contained in
        Article 3 and in the Pledge Agreement shall be true and correct as of the Maturity Date.

              (b) Seller shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement on or prior to the Maturity Date.

              (c) Seller shall have delivered to Buyer on the date hereof an opinion of nationally recognized counsel acceptable to Buyer to the effect set forth in Annex A.

        SECTION 4.2. Conditions to Seller's Obligations. The obligation of Seller to deliver the Contract Shares on the Maturity Date is subject to the satisfaction of the following conditions:

              (a) The representations and warranties of Buyer contained in
        Article 3 shall be true and correct as of the Maturity Date.

              (b) Buyer shall have performed all of the covenants and obligations to be performed by it hereunder on or prior to the Maturity Date.



                                    ARTICLE 5

                                    COVENANTS

        SECTION 5.1. Taxes. Seller shall pay any and all documentary, stamp, transfer or similar taxes and charges that may be payable in respect of the entry into this Agreement and the transfer and delivery of any Common Stock (or security entitlements in respect thereof) pursuant hereto.

        SECTION 5.2. Notices. Seller will cause to be delivered to Buyer and the Calculation Agent:

              (a) Promptly upon Seller or any officer of Seller becoming aware of the occurrence of any Acceleration Event hereunder, notice of such occurrence;

              (b) In case at any time prior to the Maturity Date Seller or any officer of Seller receives notice that any event requiring that an adjustment be calculated pursuant to Article 6 hereof shall have occurred or be pending, then Seller shall promptly cause to be delivered to Buyer a notice identifying such event and stating, if known to Seller, the date on which such event occurred or is to occur and, if applicable, the record date relating to such event. Seller shall cause further notices to be delivered to Buyer if Seller or any officer of Seller shall subsequently receive notice of any further or revised information regarding the terms or timing of such event or any record date relating thereto; and

              (c) Immediately upon the termination of the Company Voting Agreement, notice of such termination.

        SECTION 5.3. Further Assurances. From time to time from and after the date hereof through the Maturity Date, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement in accordance with the terms and conditions hereof, including (i) using reasonable best efforts to remove any legal impediment to the consummation of such transactions and (ii) the execution and delivery of all such deeds, agreements, assignments and further instruments of transfer and conveyance necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.

        SECTION 5.4. Actions That Could Cause Seller to Become an Affiliate . Seller shall notify Buyer immediately of its intention to (i) purchase Common Stock (or security entitlements in respect thereof) or any other equity security of the Issuer, (ii) accept any contractual or other right to appoint or designate any officer or director of the Company, (iii) take any action that would cause Seller to possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Issuer, whether by ownership of voting securities, by contract or otherwise, or (iv) take any other action that could reasonably be expected to result in Seller becoming an "affiliate," within the meaning of Rule 144 under the Securities Act, of the Issuer. Seller shall not take any such action unless a period of fifteen Business Days shall have elapsed after receipt of such notice by Buyer and Buyer shall not have objected in writing to such action during such period.

        SECTION 5.5. Securities Contract. The parties hereto recognize that the Collateral Agent is a "financial institution" within the meaning of Section 101(22) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and is acting as agent and custodian for Buyer in connection with this Agreement and that Buyer is a "customer" of the Collateral Agent within the meaning of said
Section 101(22). The parties hereto further recognize that this Agreement is a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of Section 555 of the Bankruptcy Code.

        SECTION 5.6. Sales of Common Stock. Seller agrees that it shall promptly notify Buyer in writing if it shall sell any shares of Common Stock (or security entitlements in respect thereof) or hedge (through swaps, options, short sales or otherwise) any long position in the Common Stock (or security entitlements in respect thereof) until the Restriction Termination Date.

        SECTION 5.7. Dividend Payments. Promptly following the payment of any cash dividend or distribution (whether ordinary or extraordinary) with respect to the Common Stock (but in any case on or prior to the third Business Day immediately following the date of payment of such dividend or distribution) that a Person that held Common Stock on any date from March 11, 1999 through the Maturity Date would be entitled to receive, Seller shall pay to Buyer an amount in cash equal to the product of (i) the per share amount of such cash dividend or distribution and (ii) the Base Amount on the date of determination of holders entitled to receive such dividend or distribution.



                                    ARTICLE 6

                                   ADJUSTMENTS

        SECTION 6.1. Dilution Adjustments. (a) Following the declaration by the Issuer of the terms of any Potential Adjustment Event occurring prior to the Maturity Date, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Common Stock and, if so, will (i) make the corresponding adjustment, if any, to any one or more of the Base Amount, the Exchange Rate, any Closing Price and any other variable relevant to the exercise, settlement or payment terms hereof or of the Pledge Agreement as the Calculation Agent reasonably determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date of the adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by an options exchange to options on the Common Stock traded on that options exchange.

       (b) For these purposes, "POTENTIAL ADJUSTMENT EVENT" means any of the following:

              (i) a subdivision, consolidation or reclassification of shares of Common Stock (which does not constitute a Reorganization Event), or a free distribution or dividend of any shares of Common Stock to existing holders of Common Stock by way of bonus, capitalization or similar issue;

             (ii) a distribution or dividend to existing holders of Common Stock of (A) shares of Common Stock, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Company equally or proportionately with such payments to holders of Common Stock, or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price;

            (iii) a cash dividend with respect to which Seller does not receive a pro rata portion;

             (iv) a call by the Issuer in respect of shares of Common Stock that are not fully paid;

              (v) a repurchase by the Issuer of shares of Common Stock, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise, at other than the prevailing market price; or

             (vi) any other similar event that has a diluting or concentrative effect on the theoretical value of the Common Stock.

        (c) Notwithstanding the foregoing, in the event of a distribution of shares of capital stock of a subsidiary of the Issuer that is a Publicly-Traded Entity (a "SPIN-OFF") made to holders of shares of Common Stock, the Exchange Rate in effect immediately prior to such Spin-Off shall be adjusted so that Buyer shall thereafter be entitled to receive, on the Maturity Date, in addition to the number of shares of Common Stock required to be delivered on the Maturity Date, the number of shares of common stock of such Publicly-Traded Entity that Buyer would have owned or been entitled to receive immediately following such Spin-Off had the shares of Common Stock required to be delivered to Buyer hereunder on the Maturity Date been delivered immediately prior to such Spin-Off. Following a Spin-Off, "Original Common Stock" shall mean the common stock of the Issuer and "New Common Stock" shall mean the common equity securities of the Publicly-Traded Entity resulting from such Spin-Off.

        SECTION 6.2. Reorganization Events. In the event of (i) any consolidation or merger of the Issuer with or into another entity (other than a merger or consolidation in which the Issuer is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of the Issuer or another corporation), (ii) any sale, transfer, lease or conveyance of the property of the Issuer as an entirety or substantially as an entirety, (iii) any statutory exchange of securities of the Issuer with another corporation (other than in connection with a merger or acquisition) or (iv) any liquidation, dissolution or winding up of the Issuer (any such event, a "REORGANIZATION EVENT"), then (A) if the surviving or continuing corporation is a Publicly-Traded Entity, the Exchange Rate in effect immediately prior to such Reorganization Event shall be adjusted so that Buyer shall thereafter be entitled to receive, on the Maturity Date, the number of shares of common stock of the Publicly-Traded Entity that Buyer would have owned or been entitled to receive immediately following such Reorganization Event had the shares of Common Stock required to be delivered to Buyer hereunder on the Maturity Date been delivered immediately prior to such Reorganization Event or (B) if the surviving or continuing corporation is not a Publicly-Traded Entity, the "MATURITY DATE" shall occur immediately prior to the effectiveness of such Reorganization Event, and Seller and Buyer shall become obligated to make the payments and deliveries specified in Article 2. Notwithstanding the foregoing, if Seller is unable to deliver shares of Free Stock to Buyer on the Maturity Date occurring as a result of this Section 6.02, then in lieu of the payments and deliveries specified in
Article 2, the Calculation Agent shall determine the net value of the contract to Seller or Buyer, as the case may be, by subtracting (i) the aggregate Market Value as of the Maturity Date of a number of shares of Common Stock equal to the number of shares of Free Stock that Seller is obligated to deliver to Buyer pursuant to Section 2.03(b) from (ii) the amount equal to (A) the Purchase Price minus (B) the amount of any loss or cost suffered by Buyer as a result of Seller's inability to deliver shares of Free Stock, including without limitation any loss of bargain, cost of funding or, without duplication, loss or cost incurred as a result of Buyer terminating, liquidating, obtaining or reestablishing any hedge or related trading or stock borrowing position. If such calculation results in a negative number, then Seller shall pay to Buyer the amount of such net value in immediately available funds by wire transfer to an account designated by Buyer. If such calculation results in a positive number, then Buyer shall pay to Seller the amount of such net value in immediately available funds by wire transfer to an account designated by Seller.

        SECTION 6.3. Provisions Relating to Reorganization Events and Spin-Offs. If a Reorganization Event occurs and clause (B) of the first sentence of Section
6.02 does not apply, the surviving or continuing corporation shall be deemed to be the "Issuer" and the common equity securities of such corporation shall be deemed to be the "Common Stock". If a Spin-Off occurs, the Issuer and the Publicly-Traded Entity resulting from the Spin-Off shall each be deemed to be the "Issuer" and the Original Common Stock and the New Common Stock shall each be deemed to be the "Common Stock". Following any Spin-Off, the Calculation Agent shall calculate further adjustments pursuant to this Article 6 by applying the methodology set forth in this Article 6 to both the Original Common Stock and the New Common Stock.



                                    ARTICLE 7

                                  ACCELERATION

        SECTION 7.1. Acceleration. If one or more of the following events (each an "ACCELERATION EVENT") shall occur:

              (a) any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in Buyer's judgment calls into question the validity or binding effect of any agreement of Seller hereunder or under the Pledge Agreement;

              (b) Seller makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for Seller or any substantial part of Seller's property, commences any proceeding relating to Seller under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against or with respect to Seller or any substantial portion of Seller's property any such proceeding and an order for relief is issued or such proceeding remains undismissed for a period of 30 days;

              (c) at any time, any representation made or repeated or deemed to have been made or repeated by Seller under this Agreement or the Pledge Agreement or any certificate delivered pursuant hereto or thereto would be incorrect or misleading in any material respect if made or repeated as of such time;

              (d) Seller fails to deliver shares of Common Stock (or security entitlements in respect thereof) on the Maturity Date as required by this Agreement;

              (e) Seller fails to fulfill or discharge when due any of its other obligations, covenants or agreements under or relating to this Agreement or the Pledge Agreement (other than the obligation referred to in Section 7.01(d)), and such failure remains unremedied for 60 days following notice from Buyer;

              (f) due to the adoption of, or any change in, any applicable law after the date hereof, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after the date hereof, it becomes unlawful for Seller to perform any absolute or contingent obligation to make payment or delivery hereunder or to comply with any other material provision of this Agreement or the Pledge Agreement;

              (g) in the reasonable judgment of the Calculation Agent, Buyer is unable to hedge Buyer's exposure to this Agreement in the ordinary course of Buyer's business through share borrowing arrangements because of the lack of sufficient shares of Common Stock being made available by lenders;

              (h) there occurs a default under any indebtedness for money borrowed by Seller or its affiliates, whether such indebtedness now exists or shall hereafter be created, which indebtedness, individually or in the aggregate, is in excess of $100,000,000 principal amount, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace or cure period with respect thereto or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

              (i) a Collateral Event of Default within the meaning of the Pledge Agreement shall occur;

then, upon notice to Seller from Buyer at any time following an Acceleration Event, the "MATURITY DATE" shall occur, and Seller and Buyer shall become obligated to make the payments and deliveries specified in Article 2 and, in the case of an Acceleration Event of the type described in paragraph (b) above, Buyer shall have the right to liquidate this Agreement in whatever commercially reasonable manner it may elect, including without limitation performance of this agreement by both parties in accordance with its terms. Notwithstanding the foregoing, if Seller is unable to deliver shares of Free Stock to Buyer on the Maturity Date occurring as a result of this Section 7.01, then in lieu of the payments and deliveries specified in Article 2, the Calculation Agent shall determine the net value of the contract to Seller or Buyer, as the case may be, by subtracting (i) the aggregate Market Value as of the Maturity Date of a number of shares of Common Stock equal to the number of shares of Free Stock that Seller is obligated to deliver to Buyer pursuant to Section 2.03(b) from (ii) the amount equal to (A) the Purchase Price minus (B) the amount of any loss or cost suffered by Buyer as a result of Seller's inability to deliver shares of Free Stock, including without limitation any loss of bargain, cost of funding or, without duplication, loss or cost incurred as a result of Buyer terminating, liquidating, obtaining or reestablishing any hedge or related trading or stock borrowing position. If such calculation results in a negative number, then Seller shall pay to Buyer the amount of such net value in immediately available funds by wire transfer to an account designated by Buyer. If such calculation results in a positive number, then Buyer shall pay to Seller the amount of such net value in immediately available funds by wire transfer to an account designated by Seller.

                                    ARTICLE 8

                                  MISCELLANEOUS

        SECTION 8.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication. Notices to Buyer shall be directed to it care of CSFP Capital, Inc., Eleven Madison Avenue, New York, New York 10010, Telecopy No. (212) 325-8175, Attention: Ricardo Harewood; notices to Seller shall be directed to it at Lacerte Software Corporation, 13155 Noel Road, Suite 2200, Dallas, Texas 75240-5088, Telecopy No. (927) 490-8500,
Attention: Randall Zeller, with a copy to Lacerte Software Corporation, 13155 Noel Road, Suite 2200, Dallas, Texas 75240-5088, Telecopy No. (927) 490-8500,
Attention: Mark Portner.

        SECTION 8.2. Governing Law; Submission to Jurisdiction; Severability; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine and each party hereto submits to the jurisdiction of the Courts of the

State of New York and the United States District Court located in the Borough of Manhattan in New York City.

       (b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

       (c) SELLER AND BUYER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        SECTION 8.3. Confidentiality. Except as required by law or judicial or administrative process, or as requested by a regulatory authority or self-regulatory organization, each party hereto agrees to keep this Agreement and the Pledge Agreement and the transactions contemplated hereby and thereby confidential. In the event disclosure is permitted pursuant to the preceding sentence, the disclosing party shall (i) provide prior notice of such disclosure to the other party, and (ii) use its reasonable best efforts to minimize the extent of such disclosure. This Section 8.03 shall not prevent Seller or Buyer from disclosing information as necessary to third-party advisors in connection with the transactions contemplated hereby or in the Pledge Agreement; provided that Seller or Buyer, as the case may be, shall cause such advisors to comply with the provision of this Section 8.03 as if a party hereto.

        SECTION 8.4. Entire Agreement. Except as expressly set forth herein, this Agreement constitutes the entire agreement and understanding among the parties with respect to its subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

        SECTION 8.5. Amendments, Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        SECTION 8.6. No Third Party Rights, Successors and Assigns. This Agreement is not intended and shall not be construed to create any rights in any person other than Seller, Buyer and their respective successors and assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of the Seller and Buyer shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Buyer and its successors and assigns.

        SECTION 8.7. Calculation Agent. The determinations and calculations of the Calculation Agent shall be binding in the absence of manifest error. The Calculation Agent will have no responsibility for good faith errors or omissions in the determination of any Closing Price, the Exchange Rate or any other amount as provided herein. The Calculation Agent shall make all determinations and calculations hereunder in a commercially reasonable manner.

        SECTION 8.8. Matters Related to CSFP Capital, Inc., as Agent. (a) CSFP Capital, Inc. is acting as "agent" for Buyer and Seller within the meaning of Rule 15a-6 under the Securities Exchange Act of 1934.

        (b) The Agent is not a principal to this Agreement and shall have no responsibility or liability (including, without limitation, by way of guarantee, endorsement or otherwise) to Buyer or Seller in respect of this Agreement, including, without limitation, in respect of the failure of Buyer or Seller to pay or perform under this Agreement.

        (c) Each of Buyer and Seller agrees to proceed solely against the other to collect or recover any securities or money owing to it in connection with or as a result of this Agreement. The Agent shall otherwise have no liability in respect of this Agreement, except for its gross negligence or willful misconduct in performing its duties as Agent hereunder.

        (d) As a broker-dealer registered with the Securities and Exchange Commission, CSFP Capital, Inc., in its capacity as Agent, will be responsible for (i) effecting the transaction contemplated in this Agreement, (ii) issuing all required notices, confirmations and statements to Buyer and Seller and (iii) maintaining books and records relating to this Agreement.

       SECTION 8.9. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

        IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.



                                    SELLER:

                                    LACERTE SOFTWARE CORPORATION


                                    By: /s/ RANDALL ZELLER
                                        -----------------------------------
                                        Name:   Randall Zeller
                                        Title:  President



                                    BUYER:

                                    CREDIT SUISSE FINANCIAL
                                       PRODUCTS


                                    By: /s/ EDMOND CURTIN
                                        -----------------------------------
                                        Name:   Edmond Curtin
                                        Title:  Director - Legal and
                                                Compliance Department


                                    By: /s/ DAVID BONHAM
                                        -----------------------------------
                                        Name:   David Bonham
                                        Title:  Director - Legal and
                                                Compliance Department


                                    AGENT:

                                    CSFP CAPITAL, INC.


                                    By: /s/ MANUEL J. ALVAREZ
                                        -----------------------------------
                                        Name:   Manuel J. Alvarez
                                        Title:  Director

                                                                         ANNEX A


              (a) Seller is a corporation duly organized and existing in good standing under the laws of its jurisdiction of incorporation.

              (b) The execution and delivery of this Agreement and the Pledge Agreement and the performance by Seller of its obligations hereunder and thereunder do not violate or conflict with any law applicable to it, any order or judgment of any court or other agency of government known to such counsel applicable to Seller or any of its assets or any contractual restriction known to such counsel binding on or affecting Seller or any of its affiliates or any of its assets (including without limitation the Company Voting Agreement).

              (c) All government and other consents that are known to such counsel to be required to have been obtained by Seller with respect to this Agreement or the Pledge Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

              (d) Seller has the requisite corporate power and authority to enter into and perform this Agreement and the Pledge Agreement and to deliver the Contract Shares in accordance with the terms hereof. The execution and delivery of this Agreement and the Pledge Agreement by Seller and the consummation by Seller of the transactions contemplated hereby and thereby (including the delivery by Seller of the Contract Shares) have been duly authorized by all necessary corporate action by Seller. This Agreement and the Pledge Agreement have been duly executed and delivered by Seller. Seller's obligations under this Agreement and the Pledge Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

              (e) Upon the delivery to Buyer of certificates evidencing Common Stock, duly endorsed to Buyer or in blank, pursuant to this Agreement, and assuming that Buyer paid the Purchase Price and has no notice of any adverse claim to such Common Stock, the Buyer will be a protected purchaser (within the meaning of Section 8-303 of the UCC) of such Common Stock.

              (f) Upon the delivery to Buyer of certificates evidencing Common Stock, duly endorsed to Buyer or in blank, to the Collateral Agent in accordance with Section 6(c)(A) of the Pledge Agreement, the Collateral Agent will have, for the benefit of Secured Party (as defined in the Collateral Agreement), a valid and, as long as the Collateral Agent retains possession of such certificates, assuming that the Collateral Agent and Secured Party have no notice of any adverse claim to such Common Stock, perfected security interest therein, in respect of which the Collateral Agent will have control, and the Collateral Agent will be a protected purchaser (within the meaning of Section 8-303 of the UCC) of such security interest.

              (g) No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests (as defined in the Pledge Agreement).

                                                                       EXHIBIT L






                                PLEDGE AGREEMENT


                                   dated as of


                                   May 5, 1999



                                      among




                          LACERTE SOFTWARE CORPORATION,




                        CREDIT SUISSE FINANCIAL PRODUCTS




                                       and




        CREDIT SUISSE FIRST BOSTON, NEW YORK BRANCH, as Collateral Agent

                                TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
SECTION 1.  The Security Interests...................................................    1
SECTION 2.  Definitions..............................................................    2
SECTION 3.  Representations and Warranties of Pledgor................................    4
SECTION 4.  Representations, Warranties and Agreements of the Collateral Agent.......    5
SECTION 5.  Certain Covenants of Pledgor.............................................    6
SECTION 6.  Administration of the Collateral and Valuation of the Securities.........    7
SECTION 7.  Income and Voting Rights in Collateral...................................   10
SECTION 8.  Remedies upon Acceleration Events........................................   11
SECTION 9.  The Collateral Agent.....................................................   14
SECTION 10. Miscellaneous............................................................   16
SECTION 11. Termination of Pledge Agreement..........................................   17

                                PLEDGE AGREEMENT


     THIS AGREEMENT is made as of this 5th day of May, 1999, among LACERTE SOFTWARE CORPORATION ("PLEDGOR"), CREDIT SUISSE FIRST BOSTON, NEW YORK BRANCH, as collateral agent (the "COLLATERAL AGENT") hereunder for the benefit of CREDIT SUISSE FINANCIAL PRODUCTS ("SECURED Party"), and Secured Party.

     WHEREAS, pursuant to the Securities Contract (as amended from time to time, the "SECURITIES CONTRACT") dated as of the date hereof among Pledgor, CSFP Capital, Inc., as Agent, and Secured Party, Pledgor has agreed to sell and Secured Party has agreed to purchase shares of common stock (the "COMMON STOCK") of Excite, Inc., a Delaware corporation (the "ISSUER") (or security entitlements in respect thereof), subject to the terms and conditions of the Securities Contract;

     WHEREAS, it is a condition to the obligations of Secured Party under the Securities Contract that Pledgor, the Collateral Agent and Secured Party enter into this Agreement and that Pledgor grant the pledge provided for herein;

     NOW, THEREFORE, in consideration of their mutual covenants contained herein and to secure the performance by Pledgor of its obligations under the Securities Contract and the observance and performance of the covenants and agreements contained herein and in the Securities Contract, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

     SECTION 1. The Security Interests. In order to secure the full and punctual observance and performance of the covenants and agreements contained herein and in the Securities Contract:

     (a) Pledgor hereby assigns and pledges to the Collateral Agent, as agent of and for the benefit of Secured Party, and grants to the Collateral Agent, as agent of and for the benefit of Secured Party, security interests in and to, and a lien upon and right of set-off against, and transfers to the Collateral Agent, as agent of and for the benefit of Secured Party, as and by way of a security interest having priority over all other security interests, with power of sale, all of its right, title and interest in and to (i) the Pledged Items described in paragraph (b); (ii) all additions to and substitutions for such Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged pursuant to
Section 5(a) or 6(b)); (iii) all income, proceeds and collections received or to be received, or derived or to be derived, now or any time hereafter

(whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Pledgor, with respect to Pledgor) from or in connection with the Pledged Items (including, without limitation, any shares of capital stock issued by the Issuer in respect of any Common Stock (or security entitlements in respect thereof) constituting Collateral or any cash, securities or other property distributed in respect of or exchanged for any Common Stock (or security entitlements in respect thereof) constituting Collateral, or into which any such Common Stock (or security entitlements in respect thereof) is converted, in connection with any Merger Event, and any security entitlements in respect of any of the foregoing); and
(iv) all powers and rights now owned or hereafter acquired under or with respect to the Pledged Items (such Pledged Items, additions, substitutions, proceeds, collections, powers and rights being herein collectively called the "COLLATERAL"). The Collateral Agent shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the UCC, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Collateral Agent by this Agreement.

     (b) On the date hereof, Pledgor shall deliver to the Collateral Agent in pledge hereunder Eligible Collateral consisting of a number of shares of Common Stock (or security entitlements in respect thereof) equal to the Base Amount, in the manner provided in Section 6(c).

     (c) In the event that the Issuer at any time issues to Pledgor in respect of any Common Stock (or security entitlements in respect thereof) constituting Collateral hereunder any additional or substitute shares of capital stock of any class (or any security entitlements in respect thereof), Pledgor shall immediately pledge and deliver to the Collateral Agent in accordance with
Section 6(c) all such shares and security entitlements as additional Collateral hereunder.

     (d) The Security Interests are granted as security only and shall not subject the Collateral Agent or Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor or the Issuer with respect to any of the Collateral or any transaction in connection therewith (it being understood that the Collateral Agent or Secured Party may be required to execute a counterpart of the Company Voting Agreement in connection with the grant of the Security Interests hereunder).

     SECTION 2. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Securities Contract. As used herein, the following words and phrases shall have the following meanings:

     "AUTHORIZED OFFICER" of Pledgor means any officer as to whom Pledgor shall have delivered notice to the Collateral Agent that such officer is authorized to act hereunder on behalf of Pledgor.

     "COLLATERAL" has the meaning provided in Section 1(a).

     "COLLATERAL AGENT" means the financial institution identified as such in the preliminary paragraph hereof, or any successor appointed in accordance with
Section 9.

     "COLLATERAL EVENT OF DEFAULT" means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, at least the Maximum Deliverable Number of shares of Common Stock or
(B) failure at any time of the Security Interests to constitute valid and perfected security interests in all of the Collateral, subject to no prior or equal Lien, or assertion of such by Pledgor in writing.

     "DEFAULT SETTLEMENT DATE" has the meaning provided in Section 8(a).

     "ELIGIBLE COLLATERAL" means Common Stock or security entitlements in respect thereof, provided that Pledgor has good and marketable title thereto, free of all Liens (other than the Security Interests) and Transfer Restrictions (other than the Existing Transfer Restrictions) and that the Collateral Agent has a valid, first priority perfected security interest therein, a first lien thereon and control with respect thereto, and provided further that to the extent the number of shares of Common Stock or security entitlements in respect thereof pledged hereunder exceeds at any time the Maximum Deliverable Number thereof, such excess shares shall not be Eligible Collateral.

     "EXISTING TRANSFER RESTRICTIONS" means (i) Transfer Restrictions imposed by Rule 144 under the Securities Act as a result of the relevant shares of Common Stock being "restricted securities" as defined in Rule 144 under the Securities Act, or (ii) Transfer Restrictions imposed by the Company Voting Agreement.

     "LOCATION" means, with respect to any party, the place such party is "deemed located" within the meaning of Section 9-103(3)(d) of the UCC.

     "MAXIMUM DELIVERABLE NUMBER" means, on any date, a number of shares of Common Stock or security entitlements in respect thereof equal to the Base Amount on such date multiplied successively by each adjustment that shall have been calculated on or prior to such date pursuant to Article 7 of the Securities Contract.

     "OTHER LIENS" has the meaning specified in Section 4(e).

     "PLEDGED ITEMS" means, as of any date, any and all securities and instruments delivered by Pledgor to be held by the Collateral Agent under this Agreement as Collateral.

     "SECURITY INTERESTS" means the security interests in the Collateral created hereby.

     "UCC" means the Uniform Commercial Code as in effect in the State of New York.

     SECTION 3. Representations and Warranties of Pledgor. Pledgor hereby represents and warrants to the Collateral Agent and Secured Party that:

     (a) All of the Eligible Collateral delivered pursuant to Section 1(b) was "acquired from the Issuer," as such terms are used in paragraph (d) of Rule 144 under the Securities Act, on June 25, 1997, and Pledgor owns and, subject to the Collateral Agent's right to rehypothecate Collateral pursuant to Section 6(i), at all times prior to the release of the Collateral pursuant to the terms of this Agreement, will own the Collateral free and clear of any Liens (other than the Security Interests) or Transfer Restrictions (other than the Existing Transfer Restrictions) and Pledgor is not and will not become a party to or otherwise bound by any agreement, other than this Agreement or, in the case of clause (x), the Company Voting Agreement, that (x) restricts in any manner the rights of any present or future owner of the Collateral with respect thereto or
(y) provides any person other than the Pledgor, the Collateral Agent, the Secured Party or any securities intermediary through whom any Collateral is held (but, in the case of any such securities intermediary, only with respect of Collateral held through it) with control (as defined in Section 8-106 of the
UCC) with respect to any Collateral.

     (b) Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

     (c) All shares of Common Stock at any time pledged hereunder (or in respect of which security entitlements are pledged hereunder) are and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and (i) certificated (and the certificate or certificates in respect of such shares of Common Stock are and will be located in the United States) and registered in the name of Pledgor or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Pledgor or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States.

     (d) Subject to the Collateral Agent's right to rehypothecate Collateral pursuant to Section 6(i), upon (i) the delivery of certificates evidencing any Common Stock to the Collateral Agent in accordance with Section 6(c)(A) or the registration of uncertificated Common Stock in the name of the Collateral Agent or its nominee in accordance with Section 6(c)(B), the Collateral Agent will have, for the benefit of Secured Party, a valid and, as long as the Collateral Agent retains possession of such certificates or such uncertificated Common Stock remains so registered, perfected security interest therein, in respect of which the Collateral Agent will have control, subject to no prior Lien and (ii) the crediting of any Common Stock to a securities account of the Collateral Agent in accordance with Section 6(c)(C), the Collateral Agent will have, for the benefit of Secured Party, a valid and, so long as such Common Stock continues to be credited to the account of the Collateral Agent with the applicable securities intermediary, perfected security interest in a securities entitlement in respect thereof, in respect of which the Collateral Agent will have control subject to no prior Lien.

     (e) No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests.

     (f) Pledgor has not performed and will not perform any acts that might prevent the Collateral Agent from enforcing any of the terms of this Agreement or that might limit the Collateral Agent in any such enforcement.

     (g) The Location of Pledgor is the address set forth in Section 10(d), and under the Uniform Commercial Code as in effect in such Location, no local filing is required to perfect a security interest in collateral consisting of general intangibles.

     SECTION 4. Representations, Warranties and Agreements of the Collateral Agent. The Collateral Agent represents and warrants to, and agrees with, Pledgor and Secured Party that:

     (a) The Collateral Agent is a duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement.

     (b) The execution, delivery and performance by the Collateral Agent of this Agreement have been duly authorized by all necessary action on the part of the Collateral Agent and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the constitutive documents of the Collateral Agent or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Collateral Agent.

     (c) This Agreement constitutes a valid and binding agreement of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms.

     (d) Subject to Section 6(i), the Collateral Agent has not and will not enter into any agreement pursuant to which any person other than the Pledgor, the Collateral Agent, the Secured Party or any securities intermediary through whom any Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have control (within the meaning of Section 8-106 of the UCC) with respect to any Collateral.

     (e) The Collateral Agent hereby agrees that all liens, pledges and other security interests of any kind or nature held by it (other than liens, pledges and security interests arising hereunder) in any of the Collateral securing any obligation to the Collateral Agent (either in such capacity or in any other capacity) (collectively, "OTHER LIENS") shall be subordinate and junior to the liens, pledges and security interests in the Collateral arising hereunder and that the Collateral Agent will take no action to enforce any Other Liens so long as any obligation under the Securities Contract or hereunder (whether or not then due) should remain unsatisfied.

     SECTION 5. Certain Covenants of Pledgor. Pledgor agrees that, so long as any of its obligations under the Securities Contract remain outstanding:

     (a) Pledgor shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described in Sections 6(b) and 6(c) as necessary to cause such requirement to be met.

     (b) Pledgor shall, at the expense of Pledgor and in such manner and form as Secured Party or the Collateral Agent may reasonably require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary in order to create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce its rights and the rights of Secured Party hereunder with respect to such security interest. To the extent permitted by applicable law, Pledgor hereby authorizes the Collateral Agent to execute and file, in the name of Pledgor or otherwise, UCC financing or continuation statements (which may be carbon, photographic, photostatic or other reproductions of this Agreement or of a financing statement relating to this Agreement) that the Collateral Agent in its sole discretion may deem necessary or appropriate to further perfect, or maintain the perfection of, the Security Interests, provided that the Collateral Agent shall first request that Pledgor to execute and file any such UCC financing or continuation statements and give Pledgor a reasonable amount of time to comply with such request.

     (c) Pledgor shall warrant and defend its title to the Collateral, subject to the rights of the Collateral Agent and Secured Party and subject to the Company Voting Agreement, against the claims and demands of all persons. The Collateral Agent and Secured Party (or, as they may agree, one of them) may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     (d) Pledgor agrees that it shall not change (1) its name, identity or corporate structure in any manner or (2) its Location, unless in either case (A) it shall have given the Collateral Agent not less than 30 days' prior notice thereof and (B) such change shall not cause any of the Security Interests to become unperfected or subject any Collateral to any other Lien.

     (e) Pledgor agrees that it shall not (1) create or permit to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (2) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (3) enter into or consent to any agreement pursuant to which any person other than the Pledgor, the Collateral Agent, the Secured Party and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have control (within the meaning of Section 8-106 of the
UCC) in respect of any Collateral.

     SECTION 6. Administration of the Collateral and Valuation of the Securities.

     (a) The Collateral Agent shall determine on each Business Day whether a Collateral Event of Default shall have occurred.

     (b) Pledgor may pledge additional Collateral hereunder at any time. Concurrently with the delivery of any additional Eligible Collateral, Pledgor shall deliver to the Collateral Agent a certificate of an Authorized Officer of Pledgor substantially in the form of Exhibit A hereto and dated the date of such delivery, (A) identifying the additional items of Eligible Collateral being pledged and (B) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraphs
(a), (b), (c), (d) and (e) of Section 3 are true and correct with respect to such Eligible Collateral on and as of the date thereof. Pledgor hereby covenants and agrees to take all actions required under Section 6(c) and any other actions necessary to create for the benefit of the Collateral Agent a valid, first priority, perfected security interest in, and a first lien upon, such additional Eligible Collateral.

     (c) Any delivery of Common Stock (or security entitlement in respect thereof) as Collateral to the Collateral Agent by Pledgor shall be effected (A) in the case of Collateral consisting of certificated Common Stock registered in the name of Pledgor, by delivery of certificates representing such Common Stock to the Collateral Agent, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to the Collateral Agent, (B) in the case of Collateral consisting of uncertificated Common Stock registered in the name of Pledgor, by transmission by Pledgor of an instruction to the issuer of such Common Stock instructing such issuer to register such Common Stock in the name of the Collateral Agent or its nominee, accompanied by any required transfer tax stamps, and the issuer's compliance with such instructions or (C) in the case of Common Stock in respect of which security entitlements are held by Pledgor through a securities intermediary, by the crediting of such Common Stock, accompanied by any required transfer tax stamps, to a securities account of the Collateral Agent at such securities intermediary or, at the option of the Collateral Agent, at another securities intermediary satisfactory to the Collateral Agent. Upon delivery of any such Pledged Item under this Agreement, the Collateral Agent shall examine such Pledged Item and any certificates delivered pursuant to Section 6(b) or otherwise pursuant to the terms hereof in connection therewith to determine that they comply as to form with the requirements for Eligible Collateral.

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

     (d) If on any Business Day the Collateral Agent determines that a Collateral Event of Default shall have occurred, the Collateral Agent shall promptly notify Pledgor of such determination by telephone call to an Authorized Officer of Pledgor followed by a written confirmation of such call.

     (e) If on any Business Day the Collateral Agent determines that no acceleration Event or failure by Pledgor to meet any of its obligations under Sections 5 or 6 hereof has occurred and is continuing, Pledgor may obtain the release from the Security Interests of any Collateral upon delivery to the Collateral Agent of a written notice from an Authorized Officer of Pledgor indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred.

     (f) On the Maturity Date, unless (i) Pledgor shall have otherwise effected the deliveries required by Section 2.03(b) of the Securities Contract on the Maturity Date or (ii) the Common Stock (or security entitlements in respect thereof) then held by the Collateral Agent hereunder is not Free Stock, the Collateral Agent shall deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver, in whole or partial, as the case may be, satisfaction of Pledgor's obligations to deliver shares of Common Stock (or security entitlements in respect thereof) to Secured Party on the Maturity Date pursuant to the Securities Contract) to Secured Party shares of Common Stock (or security entitlements in respect thereof) then held by it hereunder representing the number of shares of Common Stock (or security entitlements in respect thereof) required to be delivered under the Securities Contract on the Maturity Date. Upon any such delivery, Secured Party shall hold such shares of Common Stock (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Pledgor).

     (g) The Collateral Agent may at any time or from time to time, in its sole discretion, cause any or all of the Common Stock pledged hereunder (or in respect of which security entitlements are pledged hereunder) registered in the name of Pledgor or its nominee to be transferred of record into the name of the Collateral Agent or its nominee. Pledgor shall promptly give to the Collateral Agent copies of any notices or other communications received by Pledgor with respect to Common Stock (or security entitlements in respect thereof) pledged hereunder registered, or held through a securities intermediary, in the name of Pledgor or its nominee and the Collateral Agent shall promptly give to Pledgor copies of any notices and communications received by the Collateral Agent with respect to Common Stock (or security entitlements in respect thereof) pledged hereunder registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee.

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

     (h) Pledgor agrees that it shall forthwith upon demand pay to the Collateral Agent:

          (i) the amount of any taxes that the Collateral Agent or Secured Party may have been required to pay by reason of the Security Interests or to free any of the Collateral from any Lien thereon, and

          (ii) the amount of any and all out-of-pocket expenses, including the reasonable fees and disbursements of any one firm of attorneys and of any other experts, that the Collateral Agent or Secured Party may incur in connection with (A) the enforcement of this Agreement, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the Security Interests, (B) the collection, sale or other disposition of any of the Collateral, (C) the exercise by the Collateral Agent of any of the rights conferred upon it hereunder or (D) any Acceleration Event.

Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to Secured Party's cost of borrowing as determined by the Calculation Agent.

     (i) Without limiting the rights and obligations of the parties under this Agreement, and subject to the Existing Transfer Restrictions, the Collateral Agent shall, notwithstanding Section 9-207 of the UCC, have the right to sell, lend, pledge, rehypothecate, assign, or otherwise use in its business (collectively, "REHYPOTHECATE"), any Collateral it holds, free from any claim or right of any nature whatsoever of Pledgor, including any equity or right of redemption by Pledgor; provided that the Collateral Agent will not lend any Collateral except pursuant to arrangements that give the Collateral Agent the right to take possession of such Collateral (or substitute Collateral) upon five Business Days' notice, and the Collateral Agent shall exercise such right upon notice from Pledgor or Secured Party.

     SECTION 7. Income and Voting Rights in Collateral.

     (a) The Collateral Agent shall have the right to receive and retain as Collateral hereunder all proceeds of the Collateral, other than cash dividends or distributions (such proceeds, "PROCEEDS"), and Pledgor shall take all such action as the Collateral Agent shall deem necessary or appropriate to give effect to such right. All such Proceeds that are received by Pledgor shall be received in trust for the benefit of the Collateral Agent and Secured Party and, if the Collateral Agent so directs, shall be segregated from other funds of Pledgor and shall, forthwith upon demand by the

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

Collateral Agent, be paid over to the Collateral Agent as Collateral in the same form as received (with any necessary endorsement). The Collateral Agent is hereby authorized and instructed to pay, and shall pay to Secured Party, any and all cash dividends or distributions received by it hereunder, in satisfaction of Pledgor's obligations under Section 5.07 of the Securities Contract.

     (b) Unless an Acceleration Event shall have occurred and be continuing, Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral, and the Collateral Agent shall, upon receiving a written request from Pledgor accompanied by a certificate of an Authorized Officer of Pledgor stating that no Acceleration Event has occurred and is continuing, deliver to Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee as shall be specified in such request and shall be in form and substance satisfactory to the Collateral Agent.

     (c) If an Acceleration Event shall have occurred and be continuing, the Collateral Agent shall have the right, to the extent permitted by law, and Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if the Collateral Agent were the absolute and sole owner thereof.

     SECTION 8. Remedies upon Acceleration Events.

     (a) If any Acceleration Event shall have occurred and be continuing, the Collateral Agent may exercise on behalf of Secured Party all the rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, shall: (i) deliver all Collateral consisting of shares of Common Stock (or security entitlements in respect thereof) (but not in excess of the number thereof deliverable under the Securities Contract at such time) to Secured Party on the Maturity Date occurring as a result of such Acceleration Event (the "DEFAULT SETTLEMENT DATE") in satisfaction of Pledgor's obligations to deliver Common Stock (or security entitlements in respect thereof) under the Securities Contract, whereupon Secured Party shall hold such shares of Common Stock (or security entitlements in respect thereof) absolutely free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted; and (ii) if such delivery shall be insufficient

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

to satisfy in full all of the obligations of Pledgor under the Securities Contract or hereunder, sell all of the remaining Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Pledgor under the Securities Contract or hereunder, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Collateral Agent may deem satisfactory. Pledgor covenants and agrees that it will execute and deliver such documents and take such other action as the Collateral Agent deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Collateral Agent shall have the right to deliver, assign and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by Section 9-504 of the UCC shall (1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker's board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may determine. The Collateral Agent shall not be obligated to make any such sale pursuant to any such notice. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the selling price is paid by the buyer thereof, but the Collateral Agent shall not incur any liability in case of the failure of such buyer to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Collateral Agent, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction.

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

     (b) Pledgor hereby irrevocably appoints the Collateral Agent its true and lawful attorney, with full power of substitution, in the name of Pledgor, the Collateral Agent or Secured Party or otherwise, for the sole use and benefit of the Collateral Agent and Secured Party, but at the expense of Pledgor, to the extent permitted by law, to exercise, at any time and from time to time while an Acceleration Event has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:

          (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,

          (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto,

          (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Collateral Agent were the absolute owner thereof (including, without limitation, the giving of instructions and entitlement orders in respect thereof), and

          (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Collateral Agent shall give Pledgor not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. The Collateral Agent and Pledgor agree that such notice constitutes "reasonable notification" within the meaning of Section 9-504(3) of the UCC.

     (c) Upon any delivery or sale of all or any part of any Collateral made either under the power of delivery or sale given hereunder or under judgment or decree in any judicial proceedings for foreclosure or otherwise for the enforcement of this Agreement, the Collateral Agent is hereby irrevocably appointed the true and lawful attorney of Pledgor, in the name and stead of Pledgor, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus delivered or sold. For that purpose the Collateral Agent may execute all such documents, instruments, instructions and entitlement orders. This power of attorney shall be deemed coupled with an interest, and Pledgor hereby ratifies and confirms that which its attorney acting under such power, or such attorney's successors or agents, shall lawfully do by virtue of this Agreement. If so requested by the Collateral Agent, by Secured Party or by any buyer of the Collateral or a

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

portion thereof, Pledgor shall further ratify and confirm any such delivery or sale by executing and delivering to the Collateral Agent, to Secured Party or to such buyer or buyers at the expense of Pledgor all proper deeds, bills of sale, instruments of assignment, conveyance or transfer, releases, instructions and entitlement orders as may be designated in any such request.

     (d) In the case of an Acceleration Event, the Collateral Agent may proceed to realize upon the security interest in the Collateral against any one or more of the types of Collateral, at any time, as the Collateral Agent shall determine in its sole discretion subject to the foregoing provisions of this Section 8. The proceeds of any sale of, or other realization upon, or other receipt from, any of the Collateral shall be applied by the Collateral Agent in the following order of priorities:

          first, to the payment to the Collateral Agent of the expenses of such sale or other realization, including reasonable compensation to the Collateral Agent and its agents and counsel, and all expenses, liabilities and advances incurred or made by the Collateral Agent in connection therewith, including brokerage fees in connection with the sale by the Collateral Agent of any Collateral;

          second, to the payment to Secured Party (x) of an amount equal to the aggregate Market Value of a number of shares of Common Stock equal to (i) the number of shares of Common Stock (or security entitlements in respect thereof) that would be required to be delivered under Section 7.01 of the Securities Contract on the Default Settlement Date without giving effect to the proviso therein minus (ii) the number of shares of Common Stock (or security entitlements in respect thereof) delivered by the Collateral Agent to Secured Party on the Default Settlement Date as described in Section 8(a) and (y) of an amount equal to the amount owed by Pledgor pursuant to
     Section 6.08 of the Securities Contract;

          finally, if all of the obligations of Pledgor hereunder and under the Securities Contract have been fully discharged or sufficient funds have been set aside by the Collateral Agent at the request of Pledgor for the discharge thereof, any remaining proceeds shall be released to Pledgor.

     SECTION 9. The Collateral Agent.

     (a) Secured Party hereby irrevocably appoints and authorizes the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Collateral Agent by the terms hereof, together with all such powers as are reasonably incidental thereto.

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

     (b) The obligations of the Collateral Agent hereunder are only those expressly set forth in this Agreement.

     (c) The Collateral Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

     (d) Neither the Collateral Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection with this Agreement (1) with the consent or at the request of Secured Party or (2) in the absence of its own gross negligence or willful misconduct. The Collateral Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

     (e) Pledgor shall indemnify the Collateral Agent against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Collateral Agent's gross negligence or willful misconduct) that the Collateral Agent may suffer or incur in connection with this Agreement or any action taken or omitted by the Collateral Agent hereunder.

     (f) Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent, bailee, clearing corporation or securities intermediary or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent, bailee, clearing corporation or securities intermediary selected by the Collateral Agent in good faith (or selected by an agent, bailee, clearing corporation or securities intermediary so selected by the Collateral Agent or by any agent, bailee, clearing corporation or securities intermediary selected in accordance with this parenthetical phrase).

     (g) Any corporation or association into which the Collateral Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of Secured Party, be and become a successor Collateral Agent hereunder and vested with all of the title to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

     SECTION 10. Miscellaneous.

     (a) Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Pledgor and the Collateral Agent shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Secured Party and its successors and assigns.

     (b) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Pledgor, the Collateral Agent and Secured Party or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     (c) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication. Notices to Pledgor shall be directed to it at Lacerte Software Corporation, 13155 Noel Road, Suite 2200, Dallas, Texas 75240-5088, Telecopy No. (927) 490-8500, Attention: Randall Zeller, with a copy to Lacerte Software Corporation, 13155 Noel Road, Suite 2200, Dallas, Texas 75240-5088, Telecopy No. (927) 490-8500, Attention: Mark Portner; notices to the Collateral Agent shall be directed to it Five World Trade Center, New York, New York 10048, Telecopy No. (212) 325-0728, Attention: Carl Paravati; notices to the Secured Party shall be directed to it in care of CSFP Capital, Inc., Eleven Madison Avenue, New York, New York 10010, Telecopy No. (212) 325-8175,
Attention: Ricardo Harewood.

     (d) This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York without reference to choice of law doctrine (provided that as to Pledged Items located in any jurisdiction other than the State of New York, the Collateral Agent on behalf of Secured Party shall, in addition to any rights under the laws of the State of New York, have all of the rights to which a secured party is entitled under the laws of such other jurisdiction) and each party hereto submits to the jurisdiction of the Courts of the State of New York. The parties hereto hereby agree that the Collateral Agent's jurisdiction, within the meaning of Section 8-110(e) of the UCC, insofar as it acts as a securities intermediary hereunder or in respect hereof, is the State of New York. To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

     (e) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     (f) This Agreement may be executed, acknowledged and delivered in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement.

     SECTION 11. Termination of Pledge Agreement. This Agreement and the rights hereby granted by Pledgor in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Pledgor under the Securities Contract and hereunder. Any Collateral remaining at the time of such termination shall be fully released and discharged from the Security Interests and delivered to Pledgor by the Collateral Agent, all at the request and expense of Pledgor.

        IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.


                                        PLEDGOR:

                                        LACERTE SOFTWARE CORPORATION


                                        By: /s/ Randall Zeller
                                            ---------------------------------
                                            Name:  Randall Zeller
                                            Title: President


                                        COLLATERAL AGENT:

                                        CREDIT SUISSE FIRST BOSTON,
                                          NEW YORK BRANCH
                                          as Collateral Agent


                                        By: /s/ Peter J. Murray
                                            ---------------------------------
                                            Name: Peter J. Murray
                                            Title: Managing Director


                                        By: /s/ W.A. Dueker
                                            ---------------------------------
                                            Name: W.A. Dueker
                                            Title: Director


                                        SECURED PARTY:

                                        CREDIT SUISSE FINANCIAL PRODUCTS


                                        By: /s/ Edmond Curtin
                                            ---------------------------------
                                            Name: Edmond Curtin
                                            Title: Director-Legal and
                                                   Compliance Department


                                        By: /s/ David Bonham
                                            ---------------------------------
                                            Name: David Bonham
                                            Title: Director-Legal and
                                                   Compliance Department

                                                                    Exhibit A
                                                                        to
                                                                Pledge Agreement


                      CERTIFICATE FOR ADDITIONAL COLLATERAL


     The undersigned, an Authorized Officer of Lacerte Software Corporation ("PLEDGOR"), hereby certifies, pursuant to Section 6(b) of the Pledge Agreement, dated as of May 5, 1999, among Pledgor, Credit Suisse First Boston, New York Branch, as Collateral Agent, and Credit Suisse Financial Products (the "PLEDGE AGREEMENT"; terms defined in the Pledge Agreement being used herein as defined therein), that:

          1. Pledgor is delivering, or causing to be delivered in accordance with Section 6(c) of the Pledge Agreement, the following securities (or security entitlements in respect thereof) to the Collateral Agent to be held by the Collateral Agent as additional Collateral (the "ADDITIONAL COLLATERAL"):

          2. Pledgor hereby represents and warrants to the Collateral Agent that the Additional Collateral is Eligible Collateral and that the representations and warranties contained in paragraphs (a), (b), (c), (d) and (e) of Section 3 of the Pledge Agreement are true and correct with respect to the Additional Collateral on and as of the date hereof.

     This Certificate may be relied upon by Secured Party as fully and to the same extent as if this Certificate had been specifically addressed to Secured Party.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this ___ day of __________, ____.


By:
    --------------------------------------
Name:
      ------------------------------------
Title:
      ------------------------------------


                                      A-1